5/26

04030407

Follow-Up Materials

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fujitsu Support & Service

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 26 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4885 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

**INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:**

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 5/26/04

82-4885

RECEIVED
2004 MAY 26 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fujitsu Support and Service Inc. ("Fsas")

Digest of Consolidated and Non-Consolidated Results for the Fiscal Year Ended March 31, 2004 (the "Digest")

Dated: April 27, 2004

ARLS 3-31-04

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending on March 31, 2005 contained in this document.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in this document. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- the rate of acceptance of our products and services;
- decreases in purchases of our products by government customers;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this document. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this document whether as a result of new information, future events or otherwise.

**As used herein, the words, "we", "our" and "us" are used to refer collectively to the Fsas Group.**

April 27, 2004

# Digest of Consolidated Results for the Fiscal Year Ended March 31, 2004

(Unaudited)

| | |
|---|---|
| Name of Listed Company: | Fsas (Fujitsu Support and Service Inc.) |
| Code Number: | 4706 |
| Listed Exchange (Section): | Tokyo Stock Exchange First Section |
| Head Office: | Tokyo |
| (URL: | http://www.fsas.fujitsu.com/) |
| Representative: | Tatsuhiko Ohtaki, President and CEO |
| For Inquiries Please Contact: | Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office<br>Tel: (03) 5471-4700 |
| Date of Board of Directors' Meeting For Approval of Consolidated Results: | April 27, 2004 |
| Parent Company: | Fujitsu Limited |
| (Code Number: | 6702) |
| Voting Share Holding Ratio of Parent Company: | 56.3 % |
| U.S. GAAP: | Not Applied |

## 1. March 2004 Financial Results
## (For the period from April 1, 2003 through March 31, 2004)

### *(1) Results of Operations*

(Millions of yen and thousands of U.S. dollars)

| Years ended March 31, | | 2003 | | **2004** | Change | | *2004* |
|---|---|---|---|---|---|---|---|
| Net sales | ¥ | 220,696 | ¥ | **240,578** | 9.0 % | $ | ***2,276,261*** |
| Operating income | | 11,539 | | **10,302** | (10.7) | | ***97,474*** |
| Income before income taxes and minority interests | | 9,229 | | **11,947** | 29.5 | | ***113,038*** |
| Net income | | 5,021 | | **6,761** | 34.6 | | ***63,970*** |

(Note) Equity in earnings (loss) of affiliates, net: None

### *(2) Per Share Data*

(Yen and U.S. dollars)

| Years ended March 31, | | 2003 | | **2004** | | *2004* |
|---|---|---|---|---|---|---|
| Earnings per share | ¥ | 86.37 | ¥ | **117.34** | $ | ***1.11*** |
| Shareholders' equity per share | | 890.06 | | **997.36** | | ***9.44*** |

(Note) a. Average shares issued and outstanding for the years ended March 31, 2003 and 2004 are 57,019,797 and 57,019,663, respectively.

b. Shares issued and outstanding at March 31, 2003 and 2004 are 57,019,792 and 57,019,558, respectively.

### *(3) Performance Ratio*

| Years ended March 31, | 2003 | **2004** | Change |
|---|---|---|---|
| Return on equity | 10.3 % | **12.5** % | 2.2 |
| Return on assets | 4.3 | **5.5** | 1.2 |
| Income before income tax and minority interests to net sales | 4.2 | **5.0** | 0.8 |

### *(4) Financial Position*

(Millions of yen and thousands of U.S. dollars)

| At March 31, | 2003 | **2004** | ***2004*** |
|---|---|---|---|
| Total assets | ¥ 117,602 | ¥ **128,378** | $ ***1,214,666*** |
| Total shareholders' equity | 50,848 | **56,940** | ***538,745*** |

| | (%) | |
|---|---|---|
| Shareholders' equity ratio | 43.2 | **44.4** |

### *(5) Results of Cash Flows*

(Millions of yen and thousands of U.S. dollars)

| Years ended March 31, | 2003 | **2004** | ***2004*** |
|---|---|---|---|
| Net cash provided by operating activities | ¥ 7,337 | ¥ **9,161** | $ ***86,679*** |
| Net cash used in investing activities | (1,823) | **(1,693)** | ***(16,019)*** |
| Net cash used in financing activities | (878) | **(571)** | ***(5,403)*** |
| Cash and cash equivalents at each end | ¥ 29,322 | ¥ ***36,219*** | $ ***342,691*** |

### *(6) Scope of Consolidation and Application of Equity Method*

Number of consolidated subsidiaries: Nine

Number of non-consolidated subsidiaries to which equity method is applied: None

Number of affiliated companies to which equity method is applied: None

### *(7) Changes in Consolidation and Application of Equity Method*

Consolidation

Added companies : One

Deducted companies : None

Equity method

Added companies : None

Deducted companies : None

## 2. Business Forecast for March 2005 Term
## (For the period from April 1, 2004 through March 31, 2005)

(Millions of yen and thousands of U.S. dollars)

| | Six months ending September 30, | | | | Year ending March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2004** | | *2004* | | **2005** | | *2005* |
| Net sales | ¥ | **106,700** | *$* | *1,009,556* | ¥ | **241,500** | *$* | *2,284,984* |
| Net income | | **1,800** | | *17,031* | | **5,400** | | *51,093* |

(Reference) Forecasted net income per share for March 2005 Term: ¥ 94.70 *($ 0.90)*

(Note) The business forecast stated above has been prepared based on Fsas' current perspectives regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. Actual results and events may vary significantly.
For further information on the business forecast, please refer to "Business Forecast for the Fiscal Year Ending March 31, 2005" starting on page 11 of these materials.

**Notes:**

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004 of ¥105.69 = US$1.00, and are provided solely for the readers' convenience.

## 3. State of the Corporate Group

Our group of affiliated companies is comprised of Fujitsu Limited (the Company's parent company), the Company, and the Company's nine subsidiaries. The Company's areas of operations are divided into Information Technology Services and Technical Support Services, both of which are closely coordinated with the services and software business of Fujitsu Limited.

The following chart sets forth the Company's principal business activities and its relationship to its subsidiaries.


Customer
Fujitsu Limited
Fujitsu Support and Service Inc.
【Information Technology Services】
・Comprehensive services including planning, design, installation work, operation and support of information systems
・Outsourcing services which promote stability and efficiency of information systems
・Sale of equipment and software for information systems
【Technical Support Services】
・Maintenance services for information systems provided to Fujitsu Limited

【Information Technology Services Subsidiaries】

| | |
|---|---|
| Fsas Creative Inc. | Providing human resources relating to information technology services |
| Fsas Network Solutions Inc. | Software development |

【Technical Support Services Subsidiaries】

| | |
|---|---|
| Totalizator Engineering Limited | Design, installation work and technical support services for systems for public sport stadiums |
| Fsas Techno Tokai Inc. | Providing installation work and technical support services for information systems |
| Fsas Techno Kansai Inc. | Providing installation work and technical support services for information systems |
| Fsas Techno Hokuriku Inc. | Providing technical support services for information systems |
| Fujitsu Fsas & Sun Limited | Repair of information processing equipment |
| Fsas Techno Inc. | Technical support services for systems for public sport stadiums and for information systems |
| Telsy Corporation | Software development for systems for public sport stadiums |

The Company established Fsas Techno Hokuriku Inc, to provide technical support services for information systems on October 1, 2003.

## 4. Management Policies

### *(1) Basic Corporate Management Policy*

The Company was formed in 1989 as a split-off of Fujitsu Limited's telecommunications and information processing equipment maintenance and repair operations (now our Technical Support Services), the core of its business being the support of customers' computer systems to ensure their stable operation. Based on the technical know-how developed through these Technical Support Services, the Company subsequently added Information Technology Services to its business, comprising a menu of solutions, ranging from system planning and design to implementation, operation, and maintenance on a one-stop basis.

The Fsas Group is committed to increasing customer satisfaction and carrying out its guiding principle of being a "First Value Co-Creator." This principle means that we place the highest value on customers' needs, and work together with them to create value. Accordingly, in our Technical Support Services segment we offer rapid, precise, and high-quality responses to support the stable operations of customers' systems, and in our Information Technology Services segment we provide optimum solutions to issues faced by customers. Our basic management policy is to continue to enhance customer confidence and to further increase corporate value for shareholders and investors.

### *(2) Basic Policy Regarding Profit Distribution*

The Company's basic policy is to provide stable returns to shareholders. We strive to raise profitability by strengthening our management foundations and competitiveness in the information technology services industry, whose market environment is subject to rapid changes and fierce competition. Retained profits are invested to achieve new growth.

### *(3) Issues to Be Addressed and Management Strategy*

The information technology services industry operates in a fast-changing business environment characterized by rapid technological progress, a continuing trend toward open systems, and falling prices for products and services. Competition, including that for contracts, is fiercer than ever. In response to this challenging business environment, the Fsas Group will offer optimum customer-driven solutions and services, work to focus resources in high growth areas to boost profitability and growth, and create a strong management foundation capable of overcoming competition. To achieve these ends, we will be implementing the following measures.

*Customer-Driven Management*

To strengthen our business, we are working to improve management quality and promote customer-driven management. In doing so, we are building stronger relationships of trust with customers by instilling in all employees a customer-driven attitude that encourages them to work from a customer standpoint.

*Greater Profitability*

We will enhance profitability to achieve sustainable growth in a difficult environment. To make the most effective use of the management resources available in each Fsas Group company, and to build an optimum management structure for high profitability, we will take proactive measures to clarify the role of each group company, boost synergy among Fsas Group members, and utilize human resources effectively. At the same time, we will work to achieve high-efficiency, high-speed, and low-cost management.

*Focused Investments in Growth Areas*

We will work to further increase our growth potential by directing investments toward promising growth businesses. We will focus management resources on Operations Solutions and take steps to augment our service menu, including the expansion of Operations Solutions Centers and other areas. We will also apply the technical capabilities of customer engineers developed in Technical Support Services to expand on-site services adapted to customer needs.

*Development and Strengthening of Human Resources*

To realize these efforts, we will augment our training programs to further increase the skills of customer engineers, system engineers, and sales staff. We will expand training programs by job and objective, such as strengthening the software support capabilities of customer engineers and having systems engineers and sales staff acquire the latest knowledge, and in addition to taking other measures to develop and strengthen human resources.

## *(4) Basic Policy on Corporate Governance and Its Current Implementation*

We are working to enhance corporate governance through measures to ensure more transparent and efficient management and increase the speed of decision making.

*Current Implementation*

Important management matters are decided and monitored by the 14-member Board of Directors, two standing corporate auditors, and two outside corporate auditors. Decisions on policy and execution are made by the Management Council, which is composed of 16 full-time officers.

Management is also monitored from an independent and shareholder perspective by two standing corporate auditors with thorough knowledge of the business and by two outside corporate auditors from parent-company management.

In addition, internal controls through cross-divisional checks are being implemented, such as business auditing by the Audit Department and ISO quality auditing by the ISO Promotion Division.

As part of compliance efforts, we established a Compliance Committee and thoroughly educated all Fsas Group employees and temporary staff about the Fsas Compliance Guidelines established in January 2003. The Compliance Committee also implemented a range of other measures to reinforce information security, including setting up an Information Security Promotion Subcommittee, producing an Information Security Handbook in July 2003, and conducting an e-learning program.

### *(5) Basic Policy on Relationship with Parent Company*

Fujitsu Limited, our parent company, holds 56.1% of the outstanding stock of Fsas.

We purchase information systems products from Fujitsu Limited. As well as undertaking information systems maintenance services and installation for the parent company, Fsas provides Fujitsu Limited with a range of other services related to information systems. Terms of business are based on the Basic Procurement Agreement and other agreements between Fsas and Fujitsu Limited, and following discussion and agreement by both parties, such agreements are reviewed as necessary in light of economic conditions and changes in the market environment.

In order to ensure the availability of required expertise, Fsas invites parent-company officers to sit on its board and accepts Fujitsu Limited executives on assignment. We will continue this policy of maintaining a close working relationship with our parent company.

## 5. Operating Performance and Financial Position

### *(1) Operating Performance*

### Overview of the Period

Although difficult employment and economic conditions continued during the period, the Japanese economy showed signs of gradual recovery and corporate performance picked up, especially in the manufacturing industry.

In the information technology services industry, however, the rally in IT investment in the second half of the fiscal year was counterbalanced by increasingly fierce competition in all aspects of the market, including price and service.

In this environment, the Fsas Group worked to build stronger relationships of trust with customers by always asking ourselves what customers want and furthering our efforts to implement and improve management quality from a customer-driven perspective.

In our Information Technology Services business, we pushed ahead with our life cycle management (LCM) business, which provides customers with optimum solutions and services for the entire information system life cycle, from planning and design to installation, operation, and maintenance.

Our Operations Solution business, which operates, manages, and supports customers' computer systems, continued to show good results in this fiscal year. Our e-Japan-related business offering services to government agencies, local authorities, and hospitals also began to show solid results. Meanwhile, private sector business expanded in some areas and contracted in others; for example, systems sales rose in conjunction with growing demand for automatic teller machine (ATM) systems capable of dealing with new banknotes, while contracts for large-scale system installation services decreased.

In our Technical Support Services business, we worked to further improve the quality of support and increase efficiency in order to fulfill our key obligation of ensuring stable operation of customers' systems. However, sales fell due to factors such as the trend toward open systems and the consolidation of financial institutions.

As a result, the Fsas Group's performance for the period under review resulted in order volume of ¥245,812 million (*$2,325,782 thousand*), up 8.1% from the previous fiscal year, and in net sales totaled ¥240,578 million (*$2,276,261 thousand*), up 9.0% from the previous fiscal year. As for profit and loss, despite efforts to improve efficiency and reduce costs, fierce competition in Information Technology Services business and lower profits in Technical Support Services business resulted in operating income of ¥10,302 million (*$97,474 thousand*), down 10.7% from the previous fiscal year.

Extraordinary income of ¥8,213 million (*$77,708 thousand*) was recorded due to factors including the relinquishment of our obligation to maintain a certain entrusted portion of our employees' pension funds on behalf of the government. On the other hand, restructuring expenses aimed at strengthening our management structure led to an extraordinary loss of ¥5,009 million (*$47,393 thousand*). As a result, net income for the fiscal year amounted to ¥6,761 million (*$63,970 thousand*), up 34.6% from the previous fiscal year.

**Information Technology Services**

The Fsas Group worked to raise customer satisfaction levels by offering optimum solutions and services adapted to customers' needs through our life cycle management (LCM) business.

One of the Fsas Group's strengths is our e-Japan-related business, which is beginning to show solid results. We installed many Local Government Wide Area Networks (LGWAN) for government agencies and local authorities and provided them with documentation management systems. We also made new efforts in the medical records field, one of the key areas targeted by the government's e-Japan Strategy II, by pushing ahead with medical-oriented LCM business such as system and network construction for electronic patient records, equipment sales, and systems operation.

In our private sector business, system sales grew as a result of factors such as demand for ATM systems capable of dealing with new banknotes. On the other hand, our system installation service business shrank due to a reduction in the number of contracts for large-scale installations.

Regarding our Network Solutions business, which solves issues related to customer networks, we further expanded our range of products adapted to customer needs. During this fiscal year we added a wide area Ethernet solution and IP phone service to our popular WAN Power-Up Solution. We also introduced the Wireless LAN Power-Up Solution, with strengthened security to prevent data leakage, and the Barrier Power Up Solution II, with stronger capabilities for preventing unauthorized access that can lead to computer viruses, falsification or theft of data, and system breakdowns.

In our Operations Solutions business, which offers solutions to reduce the customers' burden in system operations, we further developed our Simplified Diagnostic Service, which analyzes the operations of computer systems and suggests system improvements. We also expanded our consulting business, which proposes optimum systems solutions. Furthermore, we began selling Personal Computer Life Cycle Management Service (PcLM), an integrated outsourcing service for personal computers from planning and procurement to installation, operation, maintenance, and removal.

We supplied the town of Hikawa in Shimane Prefecture with a library lending management system that uses radio frequency identification tags to increase the efficiency of library lending. In Toyama Prefecture, we provided JA Fukumitsu with a rice traceability system that improves food safety by achieving greater transparency in rice production sources and distribution routes.

We also applied the technical capabilities of customer engineers developed through Technical Support Services to increase multivendor support services and independent maintenance operations.

Fsas Creative Inc., a temporary staffing agency for information technology services, augmented its capability to provide human resources for our operation services-related business and expanded its operations in the Tokyo metropolitan area. Fsas Network Solutions Inc. worked to strengthen its system engineer organization, reinforcing its complementary relationship with Fsas businesses.

As a result of these efforts, order volume totaled ¥198,067 million (*$1,874,037 thousand*), up 12.8% from the previous fiscal year, and net sales totaled ¥189,947 million (*$1,797,209 thousand*), up 13.6% from the previous fiscal year.

## Technical Support Services

The Fsas Group considers its most important obligation to be ensuring the stable operation of its customers' computer systems. To fulfill this obligation, we provide support for the computer systems of financial institutions, government agencies, telecommunications carriers, and numerous other customers through our nationwide network of service bases, 24 hours a day, 365 days a year.

We reviewed our support structures during this fiscal year, establishing an advanced support structure for Internet data centers and augmenting our support structure for social infrastructure systems. At the same time, we worked to improve customer satisfaction by providing full time customer engineers to offer total management of customer systems, with a view towards stable operation of open systems.

To respond to the trend toward open systems and increase efficiency, we further strengthened the software support capabilities of customer engineers and sought to develop advanced customer engineers (ACEs) who are capable of proposing integrated solutions, from planning and design to operation.

Fsas Techno Inc. launched maintenance services for systems such as financial institutions' terminals in the Sendai, Chiba and Kita Kyushu regions, in order to stay close to its regional customers and better provide them with prompt and meticulous support.

To strengthen support operations in the Hokuriku region, we established Fsas Techno Hokuriku Inc. on October 1, 2003.

Totalizator Engineering Limited, a subsidiary of the Company that provides systems support for public sport stadiums and racetracks, proactively sought contracts to set up off-track betting outlets and other sports-related business.

At Fujitsu Fsas & Sun Limited, which provides job opportunities for disabled people, personal computer repair work increased while ATM repair work decreased.

In spite of the above efforts, the effect of factors such as the trend toward open systems and consolidation of financial institutions resulted in order volume of ¥49,683 million (*$470,082 thousand*), down 6.9% from the previous fiscal year, and net sales of ¥52,669 million (*$498,335 thousand*), down 4.2% from the previous fiscal year.

### *(2) Financial Position*

Cash and cash equivalents (collectively "Cash") at March 31, 2004 was ¥36,219 million ($342,691 thousand), an increase of ¥6,897 million ($65,257 thousand).

Cash provided by operating activities was ¥9,161 million ($86,679 thousand). Cash inflows from operating activities were mainly due to positive trends in income before income tax and minority interests and an increase in accounts payable due to an increase in the procurement of products which have long payment terms, in conjunction with an increase in the sales of product distribution services in the latter half of the fiscal year. Negative impacts on operating activities came from a decrease in accrued pension and severance costs in concert with the return of a substitutional portion of the Welfare Pension Fund to the government, and an increase in accounts receivable caused by concentration of net sales in the end of the fiscal year.

Cash used in investing activities was ¥1,693 million ($16,019 thousand). The cash outflows consisted mainly of capital expenditures for information technology to enhance knowledge management in a process of promoting "a customer based management" while there were returns of security deposits associated with a reduction in facility costs.

Cash used in financing activities was ¥571 million ($5,403 thousand). This was mainly due to dividends paid.

### *(3) Business Forecast for Fiscal Year ending March 31, 2004*

Business conditions in the information technology service industry continue to be challenging amidst ongoing technological innovation and even fiercer competition in terms of price, service, and quality. The Fsas Group will focus investment in growth areas with high profitability, work toward greater efficiency and lower costs, promote customer-driven management, and provide solutions and services that meet customers' needs.

Our current outlook for the Fsas Group's financial performance for the year ending March 31, 2004, is as follows:

Consolidated net sales of ¥241,500 million (*$2,284,984 thousand*), an increase of 0.4% from the previous fiscal year; and consolidated net income of ¥5,400 million (*$51,093 thousand*), a decrease of 20.1% from the previous fiscal year.

## 6. Consolidated Financial Statements

### *(1) Consolidated Statements of Income*

| Years ended March 31, | Millions of yen 2003 | Millions of yen 2004 | *Thousands of U.S. dollars 2004* |
|---|---|---|---|
| **Net sales** | ¥ 220,696 | ¥ **240,578** | *$ 2,276,261* |
| **Operating costs and expenses:** | | | |
| Cost of sales | 174,378 | **195,411** | *1,848,907* |
| Selling, general and administrative expenses | 34,779 | **34,865** | *329,880* |
| | 209,157 | **230,276** | *2,178,787* |
| **Operating income** | 11,539 | **10,302** | *97,474* |
| **Other income (expenses):** | | | |
| Interest and dividend income | 29 | **26** | *246* |
| Gain on transfer of the government portion of employees' pension plan | - | **8,180** | *77,396* |
| Amortization of prior pension and severance costs | (1,589) | **(1,550)** | *(14,666)* |
| Revaluation loss on investment securities | (139) | **(359)** | *(3,397)* |
| Restructuring costs | (528) | **(4,204)** | *(39,776)* |
| Other, net | (83) | **(448)** | *(4,239)* |
| | (2,310) | **1,645** | *15,564* |
| **Income before income taxes and minority interests** | 9,229 | **11,947** | *113,038* |
| **Income taxes:** | | | |
| Current | 4,158 | **3,356** | *31,753* |
| Deferred | 46 | **1,828** | *17,296* |
| **Minority interests** | 4 | **2** | *19* |
| **Net income** | ¥ 5,021 | ¥ **6,761** | *$ 63,970* |

## *(2) Consolidated Balance Sheets*

| At March 31, | | Millions of yen 2003 | | 2004 | | Thousands of US dollars 2004 |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| **Current assets:** | | | | | | |
| Cash and cash equivalents | ¥ | 29,322 | ¥ | **36,219** | $ | *342,691* |
| Time deposits | | 6 | | **248** | | *2,346* |
| Notes and accounts receivable | | 63,216 | | **66,039** | | *624,837* |
| Inventories | | 9,047 | | **10,329** | | *97,729* |
| Deferred tax assets | | 1,681 | | **2,656** | | *25,130* |
| Other current assets | | 468 | | **491** | | *4,646* |
| Less: Allowance for doubtful accounts | | (51) | | **(92)** | | *(870)* |
| Total current assets | | 103,689 | | **115,890** | | *1,096,509* |
| **Investments and long-term loans:** | | | | | | |
| Investment securities | | 548 | | **457** | | *4,324* |
| Other | | 188 | | **178** | | *1,684* |
| Total investments and long-term loans | | 736 | | **635** | | *6,008* |
| **Property, plant and equipment:** | | | | | | |
| Land | | 1,359 | | **1,359** | | *12,858* |
| Buildings and structures | | 1,781 | | **1,705** | | *16,132* |
| Machinery and equipment | | 3,493 | | **3,164** | | *29,937* |
| Construction in progress | | 15 | | **25** | | *237* |
| Less: Accumulated depreciation | | (3,230) | | **(3,082)** | | *(29,161)* |
| Property, plant and equipment, net | | 3,418 | | **3,171** | | *30,003* |
| **Other assets:** | | | | | | |
| Lease deposits | | 4,100 | | **3,516** | | *33,267* |
| Intangible assets | | 3,004 | | **2,735** | | *25,878* |
| Prepaid pension and severance costs | | 87 | | **2,006** | | *18,980* |
| Deferred tax assets | | 2,163 | | **-** | | *-* |
| Other assets | | 405 | | **425** | | *4,021* |
| Total other assets | | 9,759 | | **8,682** | | *82,146* |
| **Total assets** | ¥ | 117,602 | ¥ | **128,378** | $ | *1,214,666* |
| | | | | | | |
| **Liabilities, minority interests and shareholders' equity** | | | | | | |
| **Current liabilities:** | | | | | | |
| Notes and accounts payable | ¥ | 49,508 | ¥ | **59,637** | $ | *564,264* |
| Accrued expenses | | 5,772 | | **5,782** | | *54,707* |
| Accrued income taxes | | 2,305 | | **1,686** | | *15,952* |
| Other current liabilities | | 2,710 | | **2,828** | | *26,758* |
| Total current liabilities | | 60,295 | | **69,933** | | *661,681* |
| **Long-term liabilities:** | | | | | | |
| Accrued pension and severance costs | | 6,206 | | **611** | | *5,781* |
| Deferred tax liabilities | | - | | **638** | | *6,037* |
| Other long-term liabilities | | 235 | | **236** | | *2,233* |
| Total long-term liabilities | | 6,441 | | **1,485** | | *14,051* |
| **Minority interests** | | 18 | | **20** | | *189* |
| | | | | | | |
| **Shareholders' equity:** | | | | | | |
| Common stock: 57,020,000 issued shares in 2003 and 2004 | | 9,402 | | **9,402** | | *88,958* |
| Capital surplus | | 11,345 | | **11,345** | | *107,342* |
| Retained earnings | | 30,099 | | **36,193** | | *342,445* |
| Unrealized gain on investment securities, net of tax | | 3 | | **1** | | *9* |
| Less: Treasury stock: 208 shares in 2003, 442 shares in 2004 | | (1) | | **(1)** | | *(9)* |
| Total shareholders' equity | | 50,848 | | **56,940** | | *538,745* |
| **Total liabilities, minority interests and shareholders' equity** | ¥ | 117,602 | ¥ | **128,378** | $ | *1,214,666* |

## *(3) Consolidated Statements of Shareholders' Equity*

| | | Millions of yen | | | | *Thousands of U.S. dollars* |
|---|---|---|---|---|---|---|
| Years ended March 31, | | 2003 | | **2004** | | ***2004*** |
| **Common stock:** | | | | | | |
| Beginning of year | ¥ | 9,402 | ¥ | **9,402** | $ | ***88,958*** |
| End of year | ¥ | 9,402 | ¥ | **9,402** | $ | ***88,958*** |
| **Capital surplus:** | | | | | | |
| Beginning of year | ¥ | 11,345 | ¥ | **11,345** | $ | ***107,342*** |
| End of year | ¥ | 11,345 | ¥ | **11,345** | $ | ***107,342*** |
| **Retained earnings:** | | | | | | |
| Beginning of year | ¥ | 26,029 | ¥ | **30,099** | $ | ***284,786*** |
| Net income | | 5,021 | | **6,761** | | ***63,970*** |
| Cash dividends declared | | (855) | | **(570)** | | ***(5,393)*** |
| Bonuses to directors and corporate auditors | | (96) | | **(97)** | | ***(918)*** |
| End of year | ¥ | 30,099 | ¥ | **36,193** | $ | ***342,445*** |
| **Unrealized gain on investment securities, net of tax** | | | | | | |
| Beginning of year | ¥ | 12 | ¥ | **3** | $ | ***28*** |
| Change | | (9) | | **(2)** | | ***(19)*** |
| End of year | ¥ | 3 | ¥ | **1** | $ | ***9*** |
| **Treasury stock:** | | | | | | |
| Beginning of year | ¥ | (1) | ¥ | **(1)** | $ | ***(9)*** |
| Change | | 0 | | **0** | | ***0*** |
| End of year | ¥ | (1) | ¥ | **(1)** | $ | ***(9)*** |

## *(4) Consolidated Statements of Cash Flows*

| Years ended March 31, | | Millions of yen 2003 | | 2004 | | *Thousands of U.S. dollars* *2004* |
|---|---|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | | | |
| Income before income taxes and minority interests | ¥ | 9,229 | ¥ | **11,947** | *$* | *113,038* |
| Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities: | | | | | | |
| Depreciation and amortization | | 1,710 | | **1,535** | | *14,524* |
| Loss on disposal of tangible and intangible assets, net | | 185 | | **533** | | *5,043* |
| Pension and severance costs, less payments | | (286) | | **(7,515)** | | *(71,104)* |
| Interest and dividend income | | (29) | | **(26)** | | *(246)* |
| Gain on sales of investment securities | | - | | **(33)** | | *(312)* |
| Revaluation loss on investment securities | | 139 | | **359** | | *3,397* |
| Other | | (64) | | **(83)** | | *(786)* |
| Changes in operating assets and liabilities: | | | | | | |
| Notes and accounts receivable - net of allowance for doubtful accounts | | 3,664 | | **(2,686)** | | *(25,414)* |
| Inventories | | (3,113) | | **(1,314)** | | *(12,433)* |
| Other current assets | | (35) | | **(22)** | | *(208)* |
| Notes and Accounts payable | | 975 | | **10,289** | | *97,351* |
| Other current liabilities | | (1,010) | | **128** | | *1,211* |
| Interest and dividend received | | 30 | | **25** | | *237* |
| Income taxes paid | | (4,058) | | **(3,976)** | | *(37,619)* |
| Net cash provided by operating activities | | 7,337 | | **9,161** | | *86,679* |
| **Cash flows from investing activities:** | | | | | | |
| Net increase in time deposits | | - | | **(242)** | | *(2,290)* |
| Proceeds from marketable securities | | 500 | | **-** | | *-* |
| Purchase of shares of a subsidiary, net of cash and cash equivalents | | 4 | | **-** | | *-* |
| Payments for investment securities | | (120) | | **(344)** | | *(3,255)* |
| Proceeds from sales of investment securities | | - | | **105** | | *993* |
| Acquisition of property, plant and equipment | | (977) | | **(565)** | | *(5,346)* |
| Increase in intangible assets | | (1,413) | | **(1,181)** | | *(11,174)* |
| Payments for lease deposits | | (417) | | **(148)** | | *(1,400)* |
| Refunds of lease deposits | | 660 | | **683** | | *6,462* |
| Other | | (60) | | **(1)** | | *(9)* |
| Net cash used in investing activities | | (1,823) | | **(1,693)** | | *(16,019)* |
| **Cash flows from financing activities:** | | | | | | |
| Cash dividends paid | | (850) | | **(571)** | | *(5,403)* |
| Other | | (28) | | **0** | | *0* |
| Net cash used in financing activities | | (878) | | **(571)** | | *(5,403)* |
| **Net increase in cash and cash equivalents** | | 4,636 | | **6,897** | | *65,257* |
| **Cash and cash equivalents at beginning of year** | | 24,686 | | **29,322** | | *277,434* |
| **Cash and cash equivalents at end of year** | ¥ | 29,322 | ¥ | **36,219** | *$* | *342,691* |

### *(5) Significant Accounting Policies*

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.

The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents

Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities

Investment securities are classified as follows:

| | |
|---|---|
| Trading securities: | Trading securities are held for resale in anticipation of short-term market movements. |
| Held-to-maturity securities: | Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold the securities to maturity. |
| Investments in affiliated companies: | Investments in entities significantly influenced are classified as investments in affiliated companies. |
| Available-for-sale securities: | Equity and debt securities not classified as trading, held-to-maturity or investments in affiliate companies are classified as available-for-sale securities. |

All the investment securities at March 31, 2003 and 2004 held by the Company and its consolidated subsidiaries are classified as available-for-sale securities.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses as well as declines in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivable.

(f) Inventories

Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation

Property, plant and equipment are carried at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows:

| | |
|---|---|
| Buildings and structures: | |
| Buildings | 34 years |
| Others | 10 -15 years |
| Machinery and equipment | 4-5 years |

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization

Intangible assets are carried at cost less amortization.

Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to the estimated total products' sales within an estimated sales period of three years.

Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over an estimated useful life of five years.

Amortization of other intangible assets has been calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs

Severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation are amortized over 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.

In addition, accrued pension and severance costs include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

### *(6) U.S. Dollar Amounts*

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥105.69 = U.S.$1.00, the approximate rate of exchange prevailing on March 31, 2004. The U.S. dollar amounts are included solely for the readers' convenience and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

### *(7) Segment Information*

Millions of yen

| Year ended March 31, 2004 | Information Technology Services | Technical Support Services | Total | Eliminations and Unallocated Amounts | Consolidated |
|---|---|---|---|---|---|
| I. Sales and operating income | | | | | |
| Sales to external customers | ¥ 189,252 | ¥ 51,326 | ¥ 240,578 | ¥ - | ¥ 240,578 |
| Intersegment sales and transfers | 695 | 1,343 | 2,038 | (2,038) | - |
| Total sales | 189,947 | 52,669 | 242,616 | (2,038) | 240,578 |
| Operating costs and expenses | 185,510 | 46,809 | 232,319 | (2,043) | 230,276 |
| Operating income | ¥ 4,437 | ¥ 5,860 | ¥ 10,297 | ¥ 5 | ¥ 10,302 |
| II. Assets, depreciation and amortization and capital expenditures: | | | | | |
| Total assets at year end | ¥ 74,759 | ¥ 14,101 | ¥ 88,860 | ¥ 39,518 | ¥ 128,378 |
| Depreciation and amortization | 879 | 642 | 1,521 | (1) | 1,520 |
| Capital expenditures | 1,049 | 532 | 1,581 | (1) | 1,580 |

Millions of yen

| Year ended March 31, 2003 | Information Technology Services | Technical Support Services | Total | Eliminations and Unallocated Amounts | Consolidated |
|---|---|---|---|---|---|
| I. Sales and operating income | | | | | |
| Sales to external customers | ¥ 166,622 | ¥ 54,074 | ¥ 220,696 | ¥ - | ¥ 220,696 |
| Intersegment sales and transfers | 565 | 919 | 1,484 | (1,484) | - |
| Total sales | 167,187 | 54,993 | 222,180 | (1,484) | 220,696 |
| Operating costs and expenses | 162,570 | 48,077 | 210,647 | (1,490) | 209,157 |
| Operating income | ¥ 4,617 | ¥ 6,916 | ¥ 11,533 | ¥ 6 | ¥ 11,539 |
| II. Assets, depreciation and amortization and capital expenditures: | | | | | |
| Total assets at year end | ¥ 65,599 | ¥ 18,643 | ¥ 84,242 | ¥ 33,360 | ¥ 117,602 |
| Depreciation and amortization | 1,045 | 659 | 1,704 | (1) | 1,703 |
| Capital expenditures | 1,355 | 764 | 2,119 | (1) | 2,118 |

*Thousands of US dollars*

| *Year ended March 31, 2004* | *Information Technology Services* | *Technical Support Services* | *Total* | *Eliminations and Unallocated Amounts* | *Consolidated* |
|---|---|---|---|---|---|
| *I. Sales and operating income* | | | | | |
| *Sales to external customers* | $ 1,790,633 | $ 485,628 | $ 2,276,261 | $ - | $ 2,276,261 |
| *Intersegment sales and transfers* | 6,576 | 12,707 | 19,283 | (19,283) | - |
| *Total sales* | 1,797,209 | 498,335 | 2,295,544 | (19,283) | 2,276,261 |
| *Operating costs and expenses* | 1,755,227 | 442,890 | 2,198,117 | (19,330) | 2,178,787 |
| *Operating income* | $ 41,982 | $ 55,445 | $ 97,427 | $ 47 | $ 97,474 |
| *II. Assets, depreciation and amortization and capital expenditures :* | | | | | |
| *Total assets at year end* | $ 707,342 | $ 133,419 | $ 840,761 | $ 373,905 | $ 1,214,666 |
| *Depreciation and amortization* | 8,317 | 6,074 | 14,391 | (9) | 14,382 |
| *Capital expenditures* | 9,925 | 5,033 | 14,958 | (9) | 14,949 |

(1) Basis of segmentation:

a. Business segments are divided into categories based on the structure adopted for internal management purposes.

b. Major services in each business segment:

| | |
|---|---|
| Information Technology Services: | Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, outlets serving retail customers, provision of human resource including temporary workers, software development. |
| Technical Support Services: | Installation and maintenance of hardware, maintenance of software. |

(2) Included in the elimination and unallocated amounts of assets at March 31, 2003 and 2004 are corporate assets which comprise cash and cash equivalents, time deposits, investment securities and deferred tax assets. The corporate assets at March 31, 2003 and 2004 totaled ¥33,720 million and ¥39,581 million *($374,501 thousand)*, respectively.

***(8) Leases***

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries for the years ended March 31, 2003 and 2004, and future minimum lease payments subsequent to March 31, 2003 and 2004 are summarized as follows:

| | Millions of yen | | | | *Thousands of U.S. dollars* | |
|---|---|---|---|---|---|---|
| Years ended March 31, | | 2003 | | **2004** | | *2004* |
| Lease expenses | ¥ | 849 | ¥ | **772** | *$* | *7,304* |
| Components of lease expenses: | | | | | | |
| Interest | | 33 | | **30** | | *284* |
| Depreciation | | 804 | | **732** | | *6,926* |

| | Millions of yen | | | | *Thousands of U.S. dollars* | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | *2004* |
| Future minimum lease payments: | | | | | | |
| Within one year | ¥ | 680 | ¥ | **595** | *$* | *5,630* |
| Thereafter | | 1,018 | | **869** | | *8,222* |
| Total | ¥ | 1,698 | ¥ | **1,464** | *$* | *13,852* |

Property held under finance leases which were not capitalized as assets outstanding at March 31, 2003 and 2004 are as follows:

| | Millions of yen | | | | *Thousands of U.S. dollars* | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | *2004* |
| Acquisition cost of leased property | ¥ | 3,782 | ¥ | **2,802** | *$* | *26,511* |
| Accumulated depreciation | | 2,112 | | **1,361** | | *12,877* |
| Net carrying amount | ¥ | 1,670 | ¥ | **1,441** | *$* | *13,634* |

### *(9) Income Tax*

| Years ended March 31, | 2003 | 2004 |
|---|---|---|
| Statutory tax rate | 42.1 % | **42.1** % |
| Increase (decrease) in tax rate resulting from: | | |
| Non-deductible tax expenses (entertainment expenses and other) | 1.4 | **1.2** |
| Per capita inhabitants' taxes* | 1.6 | **1.3** |
| Tax exemption on IT investment | - | **(1.1)** |
| Other | 0.4 | **(0.1)** |
| Effective income tax rate | 45.5 | **43.4** |

(Note) *Per capita inhabitants' taxes are not taxes computed based on taxable income.

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | *2004* |
| **Deferred tax assets:** | | | | | | |
| Accrued expenses | ¥ | 1,355 | ¥ | **1,835** | $ | *17,362* |
| Enterprise tax payable | | 210 | | **48** | | *454* |
| Accrued pension and severance costs | | 1,900 | | **208** | | *1,968* |
| Devaluation loss on investment securities | | 14 | | **146** | | *1,381* |
| Other | | 406 | | **990** | | *9,367* |
| Total deferred tax assets | ¥ | 3,885 | ¥ | **3,227** | $ | *30,532* |
| **Deferred tax liabilities:** | | | | | | |
| Prepaid pension and severance costs | ¥ | - | ¥ | **(1,177)** | $ | *(11,136)* |
| Retained earnings appropriated for deductible reserves | | (35) | | **(28)** | | *(265)* |
| Unrealized gain on investment securities | | (3) | | **(1)** | | *(9)* |
| Other | | (3) | | **(3)** | | *(29)* |
| Total deferred tax liabilities | ¥ | (41) | ¥ | **(1,209)** | $ | *(11,439)* |
| Net deferred tax assets | ¥ | 3,844 | ¥ | **2,018** | $ | *19,093* |

The effective tax rate applied to deferred tax assets and liabilities was 42.1% for the current portion and 40.7% for the noncurrent portion at March 31,2003, and 40.7% for the current and noncurrent portion at March 31, 2004, respectively. Compared to current deferred tax assets and liabilities at March 31, 2004 hypothetically computed at a tax rate of 42.1%, deferred tax assets at March 31, 2004 decreased by ¥81 million ($766 thousand) and deferred tax expense for the year ended March 31, 2004 increased by the same amount.

### *(10) Investment Securities*

| | Millions of yen | | | | Thousands of U.S. dollars | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | ***2004*** |
| Cost | ¥ | 542 | ¥ | **455** | $ | ***4,305*** |
| Net unrealized gain | | 6 | | **2** | | ***19*** |
| Fair value | | 548 | | **457** | | ***4,324*** |
| Carring value | ¥ | 548 | ¥ | **457** | $ | ***4,324*** |

### *(11) Retirement and Pension Plan*

The Company and certain of its consolidated subsidiaries have defined benefit retirement and pension plans, which consist of a Group contributory benefit plan (the "Plan") provided under the Welfare Pension Insurance Law of Japan, a tax qualified non-contributory pension plan and an unfunded lump-sum payment plan.

Effective April 1, 1999, the Company and certain of its consolidated subsidiaries changed their retirement and severance benefit plans to the Plan. For the year ended March 31, 2004, this change covered all benefits to employees who retire at the age of sixty or older, and three quarters of the benefits to those who retire at the age between fifty and fifty-nine.

*Assets and obligations as of the end of year*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| At March 31, | 2003 | **2004** | ***2004*** |
| Projected benefit obligation | ¥ (64,188) | ¥ **(43,328)** | *$ (409,954)* |
| Plan assets | 26,858 | **27,534** | ***260,517*** |
| Funded status | (37,330) | **(15,794)** | ***(149,437)*** |
| Unrecognized transition obligation | 13,832 | **6,781** | ***64,159*** |
| Unrecognized actuarial difference | 20,511 | **10,613** | ***100,416*** |
| Unrecognized prior service cost | (2,916) | **-** | **-** |
| Prepaid and accrued pension and severance costs | (5,903) | **1,600** | ***15,138*** |
| Prepaid pension and severance cost | 87 | **2,006** | ***18,979*** |
| Accrued pension and severance costs | ¥ (5,990) | ¥ **(406)** | *$ (3,841)* |

*Components of net periodic pension cost*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| Years ended March 31, | 2003 | **2004** | ***2004*** |
| Service cost | ¥ 1,346 | ¥ **1,351** | *$ 12,783* |
| Interest cost | 2,159 | **2,241** | ***21,203*** |
| Expected return on plan assets | (1,707) | **(1,348)** | ***(12,754)*** |
| Amortization of net unrecognized transition obligation | 1,976 | **1,905** | ***18,024*** |
| Amortization of net actuarial difference | 614 | **1,224** | ***11,581*** |
| Amortization of prior service cost | (386) | **(354)** | ***(3,349)*** |
| Pension cost | 4,002 | **5,019** | ***47,488*** |
| Gain on transfer of the government portion of employees' pension plan | - | **(8,180)** | ***(77,396)*** |
| Total | ¥ 4,002 | ¥ **(3,161)** | *$ (29,908)* |

*Weighted-average assumptions used in accounting for the plans*

| At March 31, | 2003 | **2004** |
|---|---|---|
| Method of amortization for gross retirement benefit projected at the end of average remaining service period | Straight-line | **Straight-line** |
| Discount rate | 3.0% | **2.5%** |
| Expected long-term rates of return on plan assets | 5.6% | **5.2%** |
| Period for amortization of prior service cost | 10 years | **10 years** |
| Period for amortization of net actuarial difference | 17 years | **17 years** |
| Period for amortization of net transition obligation | 10 years | **10 years** |

The Company and certain of its consolidated subsidiaries also have unfunded severance plans covering directors and corporate auditors. Accrued retirement benefits to directors and corporate auditors as of March 31, 2003 and 2004 are ¥ 216 million and ¥ 205 million *($1,940 thousand)*, respectively.

In response to the enactment of the Contributed Benefit Pension Plan Law in Japan, the Plan had applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Japanese government. The Minister of Health, Labour and Welfare approved the exemption on March 23, 2004.

Accordingly, Fsas and certain of its subsidiaries recognized an extinguishment of the government portion of projected benefit obligations and plan assets on the approval date in accordance with a provisional measure as prescribed in paragraph 47-2 of "Practical Guidelines of Accounting for Retirement Benefits - Interim Report" (Accounting Committee Report No. 13 issued by the Japanese Institute of Certified Public Accountants).

As a result, we recognized a gain of ¥8,180 million ($77,396 thousand) regarding the exemption stated above. ¥13,485 million ($127,590 thousand) was the plan assets returned to the government regarding the extinguishment of the government portion of the pension plan.

## 7. Condition of Sales Order Volume and Sales Orders in Hand

(Millions of yen and thousands of US dollars)

| Years ended March 31, | | 2003 | | **2004** | Change | | *2004* |
|---|---|---|---|---|---|---|---|
| Information Technology Services | ¥ | 175,605 | ¥ | **198,067** | 12.8 % | *$* | *1,874,037* |
| Technical Support Services | | 53,355 | | **49,683** | (6.9) | | *470,083* |
| Total | ¥ | 228,960 | ¥ | **247,750** | 8.2 | *$* | *2,344,120* |

(Millions of yen and thousands of US dollars)

| At March 31, | | 2003 | | **2004** | Change | | *2004* |
|---|---|---|---|---|---|---|---|
| Sales orders in hand | ¥ | 45,958 | ¥ | **51,092** | 11.2 % | *$* | *483,414* |

April 27, 2004

# Digest of Non-Consolidated Results for the Fiscal Year Ended March 31, 2004

(Unaudited)

| | |
|---|---|
| Name of Listed Company: | Fsas (Fujitsu Support and Service Inc.) |
| Code Number | 4706 |
| Listed Exchange (Section): | Tokyo Stock Exchange First Section |
| Head Office: | Tokyo |
| (URL: | http://www.fsas.fujitsu.com/) |
| Representative: | Tatsuhiko Ohtaki, President and CEO |
| For Inquiries Please Contact: | Kazuyuki Nishikawa, Member of the Board, and General Manager of Corporate Planning Office<br>Tel: (03)5471-4700 |
| Date of Board of Directors' Meeting For Approval of Non-Consolidated Results: | April 27, 2004 |
| Date of General Meeting of Shareholders For Approval of Non-consolidated Results: | June 29, 2004 |
| Applicability of Interim-Dividend System: | Applied |
| Applicability of Unit Share (Tangen) System: | Applied (one unit: 100 shares) |

## 1. March 2004 Financial Results
## (For the period from April 1, 2003 through March 31, 2004)

### *(1) Results of Operations*

(Millions of yen and thousands of U.S. dollars)

| Years ended March 31, | 2003 | 2004 | Change | *2004* |
|---|---|---|---|---|
| Net sales | ¥ 207,580 | ¥ **227,110** | 9.4 % | *$ 2,148,831* |
| Operating income | 9,959 | **9,069** | (8.9) | *85,808* |
| Income before income taxes | 7,860 | **11,021** | 40.2 | *104,277* |
| Net income | 4,353 | **6,401** | 47.0 | *60,564* |

### *(2) Per Share Data*

(Yen and U.S. dollars)

| Years ended March 31, | 2003 | 2004 | *2004* |
|---|---|---|---|
| Earnings per share | ¥ 75.12 | ¥ **111.11** | *$ 1.05* |
| Cash dividends per share: | 10.00 | **10.00** | *0.09* |
| (First half of fiscal years) | 5.00 | **5.00** | *0.05* |
| (Second half of fiscal years) | 5.00 | **5.00** | *0.05* |
| Shareholders' equity per share | 838.22 | **939.30** | *8.89* |

Total Amount of Dividend Payment: ¥570 million in 2003, ¥570 million *(US$5,393 thousand)* in 2004.

(Note) a. Average shares issued and outstanding for the years ended March 31, 2003 and 2004 are 57,019,797 and 57,019,663 respectively.

b. Shares issued and outstanding at March 31, 2003 and 2004 are 57,019,792 and 57,019,558 respectively.

### *(3) Financial Position*

| | (Millions of yen and thousands of U.S. dollars) | | |
|---|---|---|---|
| At March 31, | 2003 | **2004** | ***2004*** |
| Total assets | ¥ 112,323 | ¥ **124,265** | *$ 1,175,750* |
| Total shareholders' equity | 47,865 | **53,624** | *507,371* |

| | (%) | |
|---|---|---|
| Shareholders' equity ratio | 42.6 | **43.2** |

### *(4) Performance Ratio*

| Years ended March 31, | 2003 | **2004** | Change |
|---|---|---|---|
| Return on equity | 9.4 % | **12.6** % | 3.2 |
| Return on assets | 3.9 | **5.4** | 1.5 |
| Income before income tax to net sales | 3.8 | **4.8** | 1.0 |
| Dividend payout ratio | 13.3 | **9.0** | (4.3) |
| Ratio of dividend to shareholders' equity | 1.2 | **1.1** | (0.1) |

## 2. Business Forecast for March 2005 Term
## (For the period from April 1, 2004 through March 31, 2005)

| | Six months ending September 30, | | Year ending March 31, | |
|---|---|---|---|---|
| | **2004** | ***2004*** | **2005** | ***2005*** |
| Net sales | ¥ **100,200** | *$ 948,056* | ¥ **227,700** | *$ 2,154,414* |
| Net income | **1,500** | *14,192* | **5,000** | *47,308* |

(Millions of yen and thousands of U.S. dollars)

(Reference) Forecasted net income per share for March 2005 Term: ¥87.69 *($0.83)*

(Note) The business forecast stated above has been prepared based on Fsas' current perspectives regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. Actual results and events may vary significantly.
For further information on the business forecast, please refer to the last page of this material and "Business forecast for the Fiscal Year Ending March 31, 2005" stated on page 11 of "Digest of Consolidated Results for the Fiscal Year Ended March 31, 2004."

**Notes:**

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004 of ¥105.69=US$1.00, and are provided solely for the readers' convenience.
3. Certain reclassifications have been made to the prior year's presentation to conform to the current year's presentation.

## 3. Non-Consolidated Financial Statements

### *(1) Non-Consolidated Statements of Income*

| Years ended March 31, | Millions of yen 2003 | Millions of yen 2004 | Thousands of U.S. dollars 2004 |
|---|---|---|---|
| **Net sales** | ¥ 207,580 | ¥ **227,110** | $ *2,148,831* |
| **Operating costs and expenses:** | | | |
| Cost of sales | 164,582 | **185,277** | *1,753,023* |
| Selling, general and administrative expenses | 33,039 | **32,764** | *310,000* |
| | 197,621 | **218,041** | *2,063,023* |
| **Operating income** | 9,959 | **9,069** | *85,808* |
| **Other income (expenses):** | | | |
| Interest and dividend income | 199 | **276** | *2,611* |
| Gain on transfer of the government portion of employees' pension plan | - | **8,132** | *76,942* |
| Amortization of prior pension and severance costs | (1,588) | **(1,550)** | *(14,666)* |
| Revaluation loss on investment securities | (139) | **(359)** | *(3,397)* |
| Restructuring costs | (528) | **(4,165)** | *(39,408)* |
| Other, net | (43) | **(382)** | *(3,613)* |
| | (2,099) | **1,952** | *18,469* |
| **Income before income taxes** | 7,860 | **11,021** | *104,277* |
| **Income taxes:** | | | |
| Current | 3,350 | **2,775** | *26,256* |
| Deferred | 157 | **1,845** | *17,457* |
| **Net income** | ¥ 4,353 | ¥ **6,401** | $ *60,564* |

## *(2) Non-Consolidated Balance Sheets*

| At March 31, | Millions of yen 2003 | Millions of yen 2004 | Thousands of US dollars 2004 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets:** | | | |
| Cash and cash equivalents | ¥ 27,226 | ¥ 34,563 | $ 327,022 |
| Time deposits | - | 242 | 2,290 |
| Notes and accounts receivable | 61,213 | 64,202 | 607,456 |
| Inventories | 8,448 | 9,963 | 94,266 |
| Deferred tax assets | 1,412 | 2,345 | 22,188 |
| Other current assets | 380 | 411 | 3,889 |
| Less: Allowance for doubtful accounts | (47) | (90) | (852) |
| Total current assets | 98,632 | 111,636 | 1,056,259 |
| **Investments and long-term loans:** | | | |
| Investment securities | | | |
| Subsidiaries | 839 | 939 | 8,884 |
| Other | 523 | 432 | 4,087 |
| Other | 188 | 176 | 1,666 |
| Total investments and long-term loans | 1,550 | 1,547 | 14,637 |
| **Property, plant and equipment:** | | | |
| Land | 1,359 | 1,359 | 12,858 |
| Buildings and structures | 1,629 | 1,563 | 14,789 |
| Machinery and equipment | 2,414 | 2,332 | 22,065 |
| Construction in progress | 15 | 25 | 237 |
| Less: Accumulated depreciation | (2,287) | (2,328) | (22,027) |
| Property, plant and equipment, net | 3,130 | 2,951 | 27,922 |
| **Other assets:** | | | |
| Lease deposits | 3,748 | 3,182 | 30,107 |
| Intangible assets | 2,830 | 2,535 | 23,985 |
| Prepaid pension and severance costs | 87 | 2,006 | 18,980 |
| Deferred tax assets | 1,954 | - | - |
| Other assets | 392 | 408 | 3,860 |
| Total other assets | 9,011 | 8,131 | 76,932 |
| **Total assets** | ¥ 112,323 | ¥ 124,265 | $ 1,175,750 |
| | | | |
| **Liabilities and shareholders' equity** | | | |
| **Current liabilities:** | | | |
| Accounts payable | ¥ 48,913 | ¥ 59,123 | $ 559,400 |
| Accrued expenses | 4,748 | 4,567 | 43,211 |
| Accrued income taxes | 1,882 | 1,366 | 12,925 |
| Other current liabilities | 2,914 | 4,332 | 40,988 |
| Total current liabilities | 58,457 | 69,388 | 656,524 |
| **Long-term liabilities:** | | | |
| Accrued pension and severance costs | 5,755 | 165 | 1,561 |
| Deferred tax liabilities | - | 823 | 7,787 |
| Other long-term liabilities | 246 | 265 | 2,507 |
| Total long-term liabilities | 6,001 | 1,253 | 11,855 |
| | | | |
| **Shareholders' equity:** | | | |
| Common stock: 57,020,000 issued shares in 2003 and 2004 | 9,402 | 9,402 | 88,958 |
| Capital surplus | 11,345 | 11,345 | 107,342 |
| Retained earnings | 27,116 | 32,877 | 311,071 |
| Unrealized gain on investment securities, net of tax | 3 | 1 | 9 |
| Less: Treasury stock: 208 shares in 2003, 442 shares in 2004 | (1) | (1) | (9) |
| Total shareholders' equity | 47,865 | 53,624 | 507,371 |
| **Total liabilities and shareholders' equity** | ¥ 112,323 | ¥ 124,265 | $ 1,175,750 |

## 4. Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company for the years ended March 31, 2003 and 2004, and future minimum lease payments subsequent to March 31, 2003 and 2004 are summarized as follows:

| | | (Millions of yen and thousands of U.S. dollars) | | | | |
|---|---|---|---|---|---|---|
| Years ended March 31, | | 2003 | | **2004** | | *2004* |
| Lease expenses | ¥ | 692 | ¥ | **693** | $ | *6,557* |
| Components of lease expenses: | | | | | | |
| Interest | | 26 | | **26** | | *246* |
| Depreciation | | 656 | | **664** | | *6,283* |

| | | (Millions of yen and thousands of U.S. dollars) | | | | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | *2004* |
| Future minimum lease payments: | | | | | | |
| Within one year | ¥ | 575 | ¥ | **533** | $ | *5,043* |
| Thereafter | | 824 | | **750** | | *7,096* |
| Total | ¥ | 1,399 | ¥ | **1,283** | $ | *12,139* |

Property held under finance leases which were not capitalized as assets outstanding at March 31, 2003 and 2004 are as follows:

| | | (Millions of yen and thousands of U.S. dollars) | | | | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | *2004* |
| Acquisition cost of leased property | ¥ | 2,919 | ¥ | **2,460** | $ | *23,276* |
| Accumulated depreciation | | 1,544 | | **1,196** | | *11,316* |
| Net carrying amount | ¥ | 1,375 | ¥ | **1,264** | $ | *11,960* |

## 5. Income Tax

Income taxes applicable to the Company consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2003 and 2004.

A reconciliation of the statutory tax rate to the effective tax rate is provided as follows:

| Years ended March 31, | 2003 | **2004** |
|---|---|---|
| Statutory tax rate | 42.1 % | **42.1** % |
| Increase (decrease) in tax rate resulting from: | | |
| Non-deductible tax expenses (entertainment expenses and other) | 1.4 | **1.0** |
| Per capita inhabitants' taxes* | 1.8 | **1.3** |
| Dividend received exemption | (0.9) | **(1.0)** |
| Tax exemption on IT investments | - | **(1.2)** |
| Other | 0.3 | **(0.3)** |
| Effective income tax rate | 44.6 | **41.9** |

(Note)
*Per capita inhabitants' taxes are not taxes computed based on taxable income.

The major components of deferred tax assets and liabilities are summarized as follows:

| | (Millions of yen and thousands of U.S. dollars) | | | | | |
|---|---|---|---|---|---|---|
| At March 31, | | 2003 | | **2004** | | ***2004*** |
| **Deferred tax assets:** | | | | | | |
| Accrued expenses | ¥ | 1,140 | ¥ | 1,569 | $ | *14,845* |
| Enterprise tax payable | | 165 | | 118 | | *1,117* |
| Accrued pension and severance costs | | 1,758 | | 67 | | *634* |
| Revaluation loss on investment securities | | 14 | | 146 | | *1,381* |
| Other | | 310 | | 814 | | *7,702* |
| Total deferred tax assets | ¥ | 3,387 | ¥ | 2,714 | $ | *25,679* |
| **Deferred tax liabilities:** | | | | | | |
| Prepaid pension and severance costs | ¥ | - | ¥ | (1,177) | $ | *(11,136)* |
| Retained earnings appropriated for deductible reserves | | (18) | | (14) | | *(133)* |
| Unrealized gain on investment securities | | (3) | | (1) | | *(9)* |
| Total deferred tax liabilities | ¥ | (21) | ¥ | (1,192) | $ | *(11,278)* |
| Net deferred tax assets | ¥ | 3,366 | ¥ | 1,522 | $ | *14,401* |

The effective tax rate applied to deferred tax assets and liabilities were 42.1% for the current portion and 40.7% for the noncurrent portion at March 31, 2003, and 40.7% for the current and noncurrent portion at March 31, 2004. Compared to current deferred tax assets and liabilities at March 31, 2004 hypothetically computed at a tax rate of 42.1%, deferred tax assets at March 31, 2004 decreased by ¥78 million ($738 thousand) and deferred tax expense for the year ended March 31, 2004 increased by the same amount.

## 6. Non-Consolidated Appropriations of Retained Earnings

| Years ended March 31, | Millions of yen | | | | *Thousands of U.S. dollars* | |
|---|---|---|---|---|---|---|
| | | 2003 | | 2004 | | *2004* |
| Unappropriated retained earnings | ¥ | 5,095 | ¥ | 7,161 | *$* | *67,755* |
| Special depreciation | | 6 | | 6 | | *57* |
| Unappropriated retained earnings after special depreciation | ¥ | 5,101 | ¥ | 7,167 | *$* | *67,812* |
| To be appropriated as follows: | | | | | | |
| Dividends | | 285 | | 285 | | *2,697* |
| Bonuses to directors and corporate auditors | | 70 | | 65 | | *615* |
| General reserve | | 3,700 | | 5,800 | | *54,877* |
| Retained earnings to be carried forward | ¥ | 1,046 | ¥ | 1,017 | *$* | *9,623* |

# Financial Highlights

## Consolidated Results and Forecast

April 27, 2004
Fujitsu Support and Service Inc.

### [1st Half of Fiscal Year]


(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
99.1
103.7
106.7
4.6
2.0
3.7
1.4
3.8
1.8
2002
2003
2004(Forecast)

(Billions of yen) (Millions of US dollars)

| 1st half of | FY2002 | Change | FY2003 First Plan | FY2003 Results | FY2003 Difference | FY2003 Change | FY2004 Forecast | FY2004 Change | FY2003 Results | FY2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 38.9 | (2.7%) | 43.2 | 39.4 | (3.8) | 1.3% | 43.9 | 11.6% | 372.3 | 415.4 |
| General Products Distribution | 32.4 | (7.7%) | 33.8 | 38.9 | 5.1 | 19.9% | 39.2 | 0.8% | 368.1 | 370.9 |
| Information Technology Services | 71.3 | (5.1%) | 77.0 | 78.3 | 1.3 | 9.7% | 83.1 | 6.2% | 740.4 | 786.3 |
| Technical Support Services | 28.5 | 5.5% | 26.2 | 26.3 | 0.1 | (7.6%) | 25.0 | (5.1%) | 249.1 | 236.5 |
| Net sales | 99.1 | (2.5%) | 102.0 | 103.7 | 1.7 | 4.6% | 106.7 | 2.9% | 981.5 | 1009.6 |
| Operating income | 4.6 | 5.8% | 4.7 | 3.7 | (1.0) | (20.2%) | 3.8 | 2.5% | 35.1 | 36.0 |
| Net income | 2.0 | 4.4% | 2.0 | 1.4 | (0.6) | (28.8%) | 1.8 | 28.3% | 13.3 | 17.0 |
| Operating income to net sales | 4.7% | 0.4% | 4.6% | 3.6% | (1.0%) | (1.1%) | 3.6% | 0.0% | 3.6% | 3.6% |

### [2nd Half of Fiscal Year]


(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
121.6
136.9
134.8
6.9
3.0
6.6
5.4
7.1
3.6
2002
2003
2004(Forecast)

(Billions of yen) (Millions of US dollars)

| 2nd half of | FY2002 | Change | FY2003 Revised Plan | FY2003 Results | FY2003 Difference | FY2003 Change | FY2004 Forecast | FY2004 Change | FY2003 Results | FY2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 44.9 | (3.4%) | 49.7 | 49.0 | (0.7) | 9.2% | 55.3 | 12.7% | 464.2 | 523.2 |
| General Products Distribution | 51.0 | 10.3% | 54.2 | 62.6 | 8.4 | 22.9% | 55.1 | (12.0%) | 592.6 | 521.3 |
| Information Technology Services | 95.9 | 3.5% | 103.9 | 111.6 | 7.7 | 16.5% | 110.4 | (1.2%) | 1,056.8 | 1044.5 |
| Technical Support Services | 26.5 | (3.9%) | 25.7 | 26.4 | 0.7 | (0.6%) | 25.8 | (2.0%) | 249.2 | 244.2 |
| Net Sales | 121.6 | 1.4% | 128.3 | 136.9 | 8.6 | 12.6% | 134.8 | (1.5%) | 1,294.8 | 1,275.4 |
| Operating income | 6.9 | 2.5% | 7.1 | 6.6 | (0.5) | (4.3%) | 7.1 | 7.6% | 62.4 | 67.1 |
| Net income | 3.0 | (0.4%) | 3.0 | 5.4 | 2.4 | 75.6% | 3.6 | (32.8%) | 50.7 | 34.1 |
| Operating income to net sales | 5.7% | 0.1% | 5.5% | 4.8% | (0.7%) | (0.9%) | 5.3% | 0.5% | 4.8% | 5.3% |

### [Fiscal Year]


(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
300
250
200
150
100
50
0
20
15
10
5
0
220.7
240.6
241.5
11.5
5.0
10.3
6.8
10.9
5.4
2002
2003
2004(Forecast)

(Billions of yen) (Millions of US dollars)

| Fiscal year of | 2002 | Change | 2003 Revised Plan | 2003 Results | 2003 Difference | 2003 Change | 2004 Forecast | 2004 Change | 2003 Results | 2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 83.8 | (3.1%) | 89.1 | 88.4 | (0.7) | 5.5% | 99.2 | 12.2% | 836.5 | 938.6 |
| General Products Distribution | 83.4 | 2.5% | 93.1 | 101.5 | 8.4 | 21.7% | 94.3 | (7.1%) | 960.7 | 892.2 |
| Information Technoligy Services | 167.2 | (0.4%) | 182.2 | 189.9 | 7.7 | 13.6% | 193.5 | 1.9% | 1,797.2 | 1,830.8 |
| Technical Support Services | 55.0 | 0.8% | 52.0 | 52.7 | 0.7 | (4.2%) | 50.8 | (3.5%) | 498.3 | 480.7 |
| Net sales | 220.7 | (0.4%) | 232.0 | 240.6 | 8.6 | 9.0% | 241.5 | 0.4% | 2,276.3 | 2,285.0 |
| Operating income | 11.5 | 3.8% | 10.8 | 10.3 | (0.5) | (10.7%) | 10.9 | 5.8% | 97.5 | 103.1 |
| Net income | 5.0 | 1.4% | 4.4 | 6.8 | 2.4 | 34.6% | 5.4 | (20.1%) | 64.0 | 51.1 |
| Operating income to net sales | 5.2% | 0.2% | 4.7% | 4.3% | (0.4%) | (0.9%) | 4.5% | 0.2% | 4.3% | 0.2% |

Note1) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations presentation.
Note2) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004 of ¥105.69=US$1.00, solely for the readers' convenience.

# Non-Consolidated Results and Forecast

## [1st Half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
91.9
96.9
100.2
3.7
1.5
3.0
1.2
3.1
1.5
2002
2003
2004(Forecast)


(Billions of yen) (Millions of US dollars)

| 1st half of: | FY2002 | Change | FY2003 First Plan | FY2003 Results | FY2003 Difference | FY2003 Change | FY2004 Forecast | FY2004 Change | FY2003 Results | FY2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 37.4 | (3.2%) | 41.4 | 37.7 | (3.7) | 0.8% | 41.8 | 11.0% | 356.4 | 395.5 |
| <component ratio> | <40.7%> | | <43.1%> | <38.9%> | | | <41.7%> | | <38.9%> | <41.7%> |
| General Products Distribution | 32.4 | (7.7%) | 33.8 | 38.9 | 5.1 | 19.9% | 39.2 | 0.8% | 368.1 | 370.9 |
| <component ratio> | <35.3%> | | <35.2%> | <40.1%> | | | <39.1%> | | <40.1%> | <39.1%> |
| Information Technology Services | 69.8 | (5.3%) | 75.2 | 76.6 | 1.4 | 9.7% | 81.0 | 5.8% | 724.5 | 766.4 |
| <component ratio> | <76.0%> | | <78.3%> | <79.0%> | | | <80.8%> | | <79.0%> | <80.8%> |
| Technical Support Services | 22.1 | (1.3%) | 20.8 | 20.3 | (0.5) | (7.8%) | 19.2 | (5.7%) | 192.7 | 181.7 |
| <component ratio> | <24.0%> | | <21.7%> | <21.0%> | | | <19.2%> | | <21.0%> | <19.2%> |
| Net sales | 91.9 | (4.4%) | 96.0 | 96.9 | 0.9 | 5.5% | 100.2 | 3.4% | 917.2 | 948.1 |
| <component ratio> | <100.0%> | | <100.0%> | <100.0%> | | | <100.0%> | | <100.0%> | <100.0%> |
| Operating income | 3.7 | (6.9%) | 3.9 | 3.0 | (0.9) | (17.9%) | 3.1 | 2.5% | 28.6 | 29.3 |
| Net income | 1.5 | (8.3%) | 1.7 | 1.2 | (0.5) | (20.7%) | 1.5 | 25.0% | 11.4 | 14.2 |
| Operating income to net sales | 4.0% | (0.1%) | 4.1% | 3.1% | (1.0%) | (0.9%) | 3.1% | 0.0% | 3.1% | 3.1% |

## [2nd Half of Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
115.7
130.2
127.5
6.3
2.9
6.1
5.2
6.6
3.5
2002
2003
2004(Forecast)


(Billions of yen) (Millions of US dollars)

| 2nd half of: | FY2002 | Change | FY2003 Revised Plan | FY2003 Results | FY2003 Difference | FY2003 Change | FY2004 Forecast | FY2004 Change | FY2003 Results | FY2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 43.3 | (4.1%) | 47.7 | 47.5 | (0.2) | 9.6% | 53.1 | 11.8% | 449.3 | 502.4 |
| <component ratio> | <37.4%> | | <39.1%> | <36.5%> | | | <41.7%> | | <36.5%> | <41.7%> |
| General Products Distribution | 51.0 | 10.3% | 54.2 | 62.6 | 8.4 | 22.9% | 55.1 | (12.0%) | 592.6 | 521.3 |
| <component ratio> | <44.1%> | | <44.4%> | <48.1%> | | | <43.2%> | | <48.1%> | <43.2%> |
| Information Technology Services | 94.3 | 3.2% | 101.9 | 110.1 | 8.2 | 16.8% | 108.2 | (1.7%) | 1041.9 | 1023.7 |
| <component ratio> | <81.5%> | | <83.5%> | <84.6%> | | | <84.9%> | | <84.6%> | <84.9%> |
| Technical Support Services | 21.4 | (3.0%) | 20.2 | 20.1 | (0.1) | (6.3%) | 19.3 | (3.8%) | 189.7 | 182.6 |
| <component ratio> | <18.5%> | | <16.5%> | <15.4%> | | | <15.1%> | | <15.4%> | <15.1%> |
| Net sales | 115.7 | 2.0% | 122.1 | 130.2 | 8.1 | 12.5% | 127.5 | (2.1%) | 1231.6 | 1206.3 |
| <component ratio> | <100.0%> | | <100.0%> | <100.0%> | | | <100.0%> | | <100.0%> | <100.0%> |
| Operating income | 6.3 | 5.7% | 6.5 | 6.1 | (0.4) | (3.6%) | 6.6 | 9.2% | 57.2 | 62.5 |
| Net income | 2.9 | 7.4% | 2.9 | 5.2 | 2.3 | 83.1% | 3.5 | (32.7%) | 49.2 | 33.1 |
| Operating income to net sales | 5.4% | 0.2% | 5.3% | 4.6% | (0.7%) | (0.8%) | 5.2% | 0.6% | 4.6% | 5.2% |

## [Fiscal Year]



(Billions of yen)
Operating income(right)
Net income(right)
Net sales(left)
207.6
227.1
227.7
10.0
4.4
9.1
6.4
9.7
5.0
2002
2003
2004(Forecast)


(Billions of yen) (Millions of US dollars)

| Fiscal year of: | 2002 | Change | 2003 Revised Forecast | 2003 Results | 2003 Difference | 2003 Change | 2004 Forecast | 2004 Change | 2003 Results | 2004 Forecast |
|---|---|---|---|---|---|---|---|---|---|---|
| Technical Consultation & Services | 80.7 | (3.7%) | 85.4 | 85.2 | (0.2) | 5.6% | 94.9 | 11.4% | 805.7 | 897.9 |
| <component ratio> | <38.8%> | | <39.0%> | <37.5%> | | | <41.7%> | | <37.5%> | <41.7%> |
| General Products Distribution | 83.4 | 2.5% | 93.1 | 101.5 | 8.4 | 21.7% | 94.3 | (7.1%) | 960.7 | 892.2 |
| <component ratio> | <40.2%> | | <42.5%> | <44.7%> | | | <41.4%> | | <44.7%> | <41.4%> |
| Information Technology Services | 164.1 | (0.6%) | 178.5 | 186.7 | 8.2 | 13.8% | 189.2 | 1.3% | 1,766.4 | 1,790.1 |
| <component ratio> | <79.0%> | | <81.5%> | <82.2%> | | | <83.1%> | | <82.2%> | <83.1%> |
| Technical Support Services | 43.5 | (2.1%) | 40.5 | 40.4 | (0.1) | (7.1%) | 38.5 | (4.7%) | 382.4 | 364.3 |
| <component ratio> | <21.0%> | | <18.5%> | <17.8%> | | | <16.9%> | | <17.8%> | <16.9%> |
| Net sales | 207.6 | (0.9%) | 219.0 | 227.1 | 8.1 | 9.4% | 227.7 | 0.3% | 2,148.8 | 2,154.4 |
| <component ratio> | <100.0%> | | <100.0%> | <100.0%> | | | <100.0%> | | <100.0%> | <100.0%> |
| Operating income | 10.0 | 0.6% | 9.5 | 9.1 | (0.4) | (8.9%) | 9.7 | 7.0% | 85.8 | 91.8 |
| Net income | 4.4 | 1.3% | 4.1 | 6.4 | 2.3 | 47.0% | 5.0 | (21.9%) | 60.6 | 47.3 |
| Operating income to net sales | 4.8% | 0.1% | 4.3% | 4.0% | (0.3%) | (0.8%) | 4.3% | 0.3% | 4.0% | 4.3% |

Note) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2004 of ¥105.69=US$1.00, solely for the readers' convenience.

Supplementary information

## <Consolidated Results and Forecast>

### 1. Sales orders

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| Net sales orders | ¥ 227,437 | 3.7% | **¥ 245,812** | **8.1%** | **¥ 248,300** | **1.0%** | ***$ 2,325,782*** | ***$ 2,349,324*** |
| Information Technology Services | 175,605 | 5.5% | **198,067** | **12.8%** | **202,200** | **2.1%** | ***1,874,037*** | ***1,913,142*** |
| Technical Support Services | 53,355 | (0.9%) | **49,683** | **(6.9%)** | **48,800** | **(1.8%)** | ***470,082*** | ***461,728*** |
| Eliminations | (1,523) | - | **(1,938)** | - | **(2,700)** | - | ***(18,337)*** | ***(25,546)*** |
| Sales orders in hand | 45,848 | 17.2% | **51,082** | **11.4%** | **57,900** | **13.3%** | ***483,319*** | ***547,829*** |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| Net sales orders | ¥ 107,438 | 6.0% | ¥ 122,884 | 14.4% | **¥ 123,000** | **0.1%** | ***$ 1,163,781*** |
| Information Technology Services | 78,641 | 7.8% | 96,214 | 22.3% | **98,600** | **2.5%** | ***932,917*** |
| Technical Support Services | 29,414 | 1.8% | 27,450 | (6.7%) | **25,700** | **(6.4%)** | ***243,164*** |
| Eliminations | (617) | - | (780) | - | **(1,300)** | - | ***(12,300)*** |
| Sales orders in hand | 47,405 | 15.8% | 64,997 | 37.1% | **67,400** | **3.7%** | ***637,714*** |

### 2. Sales

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| Net sales | ¥ 220,696 | (0.4%) | **¥ 240,578** | **9.0%** | **¥ 241,500** | **0.4%** | ***$ 2,276,261*** | ***$ 2,284,984*** |
| Information Technology Services | 167,187 | (0.4%) | **189,947** | **13.6%** | **193,500** | **1.9%** | ***1,797,209*** | ***1,830,826*** |
| Technical Consultation & Services | 83,784 | (3.1%) | **88,409** | **5.5%** | **99,200** | **12.2%** | ***836,493*** | ***938,594*** |
| General Products Distribution | 83,408 | 2.5% | **101,539** | **21.7%** | **94,300** | **(7.1%)** | ***960,725*** | ***892,232*** |
| Eliminations | (5) | - | **(1)** | - | **(-)** | - | ***(9)*** | - |
| Technical Support Services | 54,993 | 0.8% | **52,669** | **(4.2%)** | **50,800** | **3.5%** | ***498,335*** | ***480,651*** |
| Eliminations | (1,484) | - | **(2,038)** | - | **(2,800)** | - | ***(19,283)*** | ***(26,493)*** |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| Net sales | ¥ 99,140 | (2.5%) | ¥ 103,735 | 4.6% | **¥ 106,700** | **2.9%** | ***$ 1,009,556*** |
| Information Technology Services | 71,304 | (5.1%) | 78,252 | 9.7% | **83,100** | **6.2%** | ***786,261*** |
| Technical Consultation & Services | 38,857 | (2.7%) | 39,348 | 1.3% | **43,900** | **11.6%** | ***415,365*** |
| General Products Distribution | 32,452 | (7.7%) | 38,905 | 19.9% | **39,200** | **0.8%** | ***370,896*** |
| Eliminations | (5) | - | (1) | - | **(-)** | - | - |
| Technical Support Services | 28,509 | 5.5% | 26,332 | (7.6%) | **25,000** | **(5.1%)** | ***236,541*** |
| Eliminations | (673) | - | (849) | - | **(1,400)** | - | ***(13,246)*** |

### 3. Consolidated statements of income

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | ¥ 220,696 | (0.4%) | **¥ 240,578** | **9.0%** | **¥ 241,500** | **0.4%** | ***$ 2,276,261*** | ***$ 2,284,984*** |
| **Operating income** | 11,539 | 3.8% | **10,302** | **(10.7%)** | **10,900** | **5.8%** | ***97,474*** | ***103,132*** |
| <Operating margin> | 5.2% | 0.2 | **4.3%** | **(0.9)** | **4.5%** | **0.2** | | |
| **Net income** | 5,021 | 1.4% | **6,761** | **34.6%** | **5,400** | **(20.1%)** | ***63,970*** | ***51,093*** |
| <Return on sales> | 2.3% | 0.1 | **2.8%** | **0.5** | **2.2%** | **(0.6)** | | |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| **Net sales** | ¥ 99,140 | (2.5%) | ¥ 103,735 | 4.6% | **¥ 106,700** | **2.9%** | ***$ 1,009,556*** |
| **Operating income** | 4,646 | 5.8% | 3,706 | (20.2%) | **3,800** | **2.5%** | ***35,954*** |
| <Operating margin> | 4.7% | 0.4 | 3.6% | (1.1) | **3.6%** | **0.0** | |
| **Net income** | 1,970 | 4.4% | 1,403 | (28.8%) | **1,800** | **28.3%** | ***17,031*** |
| <Return on sales> | 2.0% | 0.1 | 1.4% | (0.6) | **1.7%** | **0.3** | |

### 4. Segment information

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | 2004 (Result) | Change | 2005 (Forecast) | Change | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Net sales | ¥ 220,696 | (0.4%) | ¥ **240,578** | **9.0%** | ¥ **241,500** | **0.4%** | *$ 2,276,261* | *$ 2,284,984* |
| Information Technology Services | 167,187 | (0.4%) | **189,947** | **13.6%** | **193,500** | **1.9%** | *1,797,209* | *1,830,826* |
| Technical Support Services | 54,993 | 0.8% | **52,669** | **(4.2%)** | **50,800** | **(3.5%)** | *498,335* | *480,651* |
| Eliminations | (1,484) | - | **(2,038)** | - | **(2,800)** | - | *(19,283)* | *(26,493)* |
| Operating costs and expenses | ¥ 209,157 | (0.6%) | ¥ **230,276** | **10.1%** | ¥ **230,600** | **0.1%** | *$ 2,178,787* | *$ 2,181,852* |
| Information Technology Services | 162,570 | (0.5%) | **185,510** | **14.1%** | **187,500** | **1.1%** | *1,755,227* | *1,774,056* |
| Technical Support Services | 48,077 | 0.3% | **46,809** | **(2.6%)** | **45,900** | **(1.9%)** | *442,890* | *434,289* |
| Eliminations | (1,490) | - | **(2,043)** | - | **(2,800)** | - | *(19,330)* | *(26,493)* |
| Operating income | ¥ 11,539 | 3.8% | ¥ **10,302** | **(10.7%)** | ¥ **10,900** | **5.8%** | *$ 97,474* | *$ 103,132* |
| <Operating margin> | 5.2% | 0.2 | **4.3%** | **(0.9)** | **4.5%** | **0.2** | | |
| Information Technology Services | 4,617 | 3.8% | **4,437** | **(3.9%)** | **6,000** | **35.2%** | *41,982* | *56,770* |
| <Operating margin> | 2.8% | 0.2 | **2.3%** | **(0.5)** | **3.1%** | **0.8** | | |
| Technical Support Services | 6,916 | 3.7% | **5,860** | **(15.3%)** | **4,900** | **(16.4%)** | *55,445* | *46,362* |
| <Operating margin> | 12.6% | 0.4 | **11.1%** | **(1.5)** | **9.6%** | **(1.5)** | | |
| Eliminations | 6 | - | **5** | - | **-** | - | *47* | *-* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | 2004 (Forecast) | Change | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Net sales | ¥ 99,140 | (2.5%) | ¥ 103,735 | 4.6% | ¥ **106,700** | **2.9%** | *$ 1,009,556* |
| Information Technology Services | 71,304 | (5.1%) | 78,252 | 9.7% | **83,100** | **6.2%** | *786,261* |
| Technical Support Services | 28,509 | 5.5% | 26,332 | (7.6%) | **25,000** | **(5.1%)** | *236,541* |
| Eliminations | (673) | - | (849) | - | **(1,400)** | - | *(13,246)* |
| Operating costs and expenses | ¥ 94,494 | (2.8%) | ¥ 100,029 | 5.9% | ¥ **102,900** | **2.9%** | *$ 973,602* |
| Information Technology Services | 70,586 | (4.6%) | 77,670 | 10.0% | **81,500** | **4.9%** | *771,123* |
| Technical Support Services | 24,564 | 3.4% | 23,220 | (5.5%) | **22,800** | **(1.8%)** | *215,725* |
| Eliminations | (656) | - | (861) | - | **(1,400)** | - | *(13,246)* |
| Operating income | ¥ 4,646 | 5.8% | ¥ 3,706 | (20.2%) | ¥ **3,800** | **2.5%** | *$ 35,954* |
| <Operating margin> | 4.7% | 0.4 | 3.6% | (1.1) | **3.6%** | **0.0** | |
| Information Technology Services | 718 | (36.4%) | 582 | (18.9%) | **1,600** | **174.9%** | *15,138* |
| <Operating margin> | 1.0% | (0.5) | 0.7% | (0.3) | **1.9%** | **1.2** | |
| Technical Support Services | 3,945 | 20.8% | 3,112 | (21.1%) | **2,200** | **(29.3%)** | *20,816* |
| <Operating margin> | 13.8% | 1.7 | 11.8% | (2.0) | **8.8%** | **(3.0)** | |
| Eliminations | (17) | - | 12 | - | **-** | - | *-* |

### 5. Statements of cash flows

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2002 (Result) | 2003 (Result) | Change | **2004 (Result)** | **Change** | *2004 (Result)* |
|---|---|---|---|---|---|---|
| Cash flows from operating activities | ¥ 11,323 | ¥ 7,337 | ¥(3,986) | ¥ **9,161** | **¥ 1,824** | *$ 86,679* |
| Cash flows from investing activities | (933) | (1,823) | (890) | **(1,693)** | **130** | *(16,019)* |
| Free cash flows | 10,390 | 5,514 | (4,876) | **7,468** | **1,954** | *70,660* |
| Cash flows from financing activities | (565) | (878) | (313) | **(571)** | **307** | *(5,403)* |
| Net cash flows | 9,825 | 4,636 | (5,189) | **6,897** | **2,261** | *65,257* |
| Cash and cash equivalents at beginning | 14,861 | 24,686 | 9,825 | **29,322** | **4,636** | *277,434* |
| Cash and cash equivalents at end | 24,686 | 29,322 | 4,636 | **36,219** | **6,897** | *342,691* |

## 6. Investment

**Capital expenditures** (Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | Change | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| **Capital expenditures** | ¥ 2,323 | 5.8% | ¥ **1,656** | **(28.7%)** | ¥ **2,440** | **47.4%** | *$ 15,669* | *$ 23,086* |
| Property plant and equipment | 814 | 33.9% | **526** | **(35.4%)** | **890** | **69.3%** | *4,977* | *8,421* |
| Depreciation expenses | 596 | 16.6% | **583** | **(2.1%)** | **640** | **9.7%** | *5,516* | *6,055* |
| Accumulated depreciation / Depreciable assets | 61.3% | - | **63.3%** | - | - | - | - | - |
| Software for internal use | 1,005 | 49.6% | **820** | **(18.4%)** | **1,140** | **39.0%** | *7,759* | *10,786* |
| Amortization | 833 | (10.0%) | **768** | **(7.8%)** | **670** | **(12.8%)** | *7,267* | *6,339* |
| Lease contracts | 504 | (45.0%) | **310** | **(38.5%)** | **410** | **32.2%** | *2,933* | *3,879* |
| Lease payments | 966 | (34.5%) | **748** | **(22.6%)** | **1,050** | **40.4%** | *7,077* | *9,935* |
| **Total depreciation and amortization** | 1,429 | (0.5%) | **1,351** | **(5.4%)** | **1,310** | **(3.1%)** | *12,783* | *12,394* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| **Capital expenditures** | ¥ 1,040 | 28.5% | ¥ 1,015 | (2.3%) | ¥ **1,210** | **19.1%** | *$ 11,449* |
| Property plant and equipment | 544 | 235.1% | 313 | (42.5%) | **570** | **82.1%** | *5,393* |
| Depreciation expenses | 261 | 8.7% | 272 | 4.3% | **270** | **(0.8%)** | *2,555* |
| Accumulated depreciation / Depreciable assets | 60.1% | - | 63.0% | - | - | - | - |
| Software for internal use | 332 | (22.1%) | 454 | 36.9% | **500** | **10.0%** | *4,731* |
| Amortization | 447 | (22.9%) | 392 | (12.3%) | **350** | **(10.7%)** | *3,312* |
| Lease contracts | 164 | (25.8%) | 248 | 51.4% | **140** | **(43.6%)** | *1,325* |
| Lease payments | 456 | (43.8%) | 401 | (12.0%) | **360** | **(10.3%)** | *3,406* |
| **Total depreciation and amortization** | 708 | (13.7%) | 664 | (6.2%) | **620** | **(6.6%)** | *5,867* |

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of¥3 million or less is included in this statement.
. The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows: (Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Information infrastructure | ¥ 1,385 | 12.3% | ¥ **791** | **(42.9%)** | ¥ **1,100** | **39.0%** | *$ 7,484* | *$ 10,408* |
| Outsourcing business | 367 | 69.3% | **290** | **(21.1%)** | **510** | **75.9%** | *2,744* | *4,825* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Information infrastructure | ¥ 548 | 91.2% | ¥ 512 | (6.6%) | ¥ **340** | **(33.6%)** | *$ 3,217* |
| Outsourcing business | 151 | 22.7% | 150 | (0.7%) | **280** | **87.0%** | *2,649* |

**<Research & development cost>** (Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Research & development cost | ¥ 397 | (2.0%) | ¥ **425** | **7.2%** | ¥ **390** | **(8.3%)** | *$ 4,021* | *$ 3,690* |
| R&D cost / net sales | 0.2% | - | **0.2%** | - | **0.2%** | - | - | - |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Research & development cost | ¥ 215 | 8.5% | ¥ 243 | 13.3% | ¥ **220** | **(9.5%)** | *$ 2,082* |
| R&D cost / net sales | 0.2% | - | 0.2% | - | **0.2%** | - | - |

**<Educational cost>**

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | **Change** | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| **Costs** | ¥ 2,027 | 4.0% | **¥ 1,951** | **(3.7%)** | **¥ 2,110** | **8.2%** | ***$ 18,459*** | ***$ 19,964*** |
| Training & educational expenses | 1,916 | 3.7% | **1,768** | (7.7%) | 1,980 | 12.0% | ***16,728*** | ***18,734*** |
| Capital expenditures for educational faculties | 111 | 9.5% | **183** | **65.7%** | **130** | **(29.1%)** | ***1,731*** | ***1,230*** |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| **Costs** | ¥ 1,104 | 8.1% | ¥ 1,147 | 4.0% | **¥ 1,210** | **5.4%** | ***$ 11,449*** |
| Training & educational expenses | 1,082 | 8.8% | 983 | (9.1%) | **1,120** | **13.9%** | ***10,597*** |
| Capital expenditures for educational faculties | 22 | (18.8%) | 164 | 661.8% | **90** | **(45.2%)** | ***852*** |

**7. Personnel**

(Persons)

| At March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | **Change** |
|---|---|---|---|---|---|---|
| Number of employees | 5,275 | 149 | **5,501** | **226** | **5,650** | **149** |
| New employees (recent graduates) | 188 | 25 | **179** | **(9)** | **172** | **(7)** |
| New employees (lateral hires) | 121 | 15 | **232** | **111** | **140** | **(92)** |

| At September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** |
|---|---|---|---|---|---|---|
| Number of employees | 5,309 | 157 | 5,427 | 118 | **5,660** | **233** |
| New employees (recent graduates) | 188 | 25 | 179 | (9) | **172** | **(7)** |
| New employees (lateral hires) | 67 | (2) | 62 | (5) | **90** | **28** |

# Supplementary information
## <Non-consolidated Results and Forecast>

### 1. Sales orders

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| Net sales orders | ¥ 215,645 | 4.0% | **¥ 232,093** | 7.6% | **¥ 234,600** | **1.1%** | ***$ 2,195,979*** | ***$ 2,219,699*** |
| Information Technology Services | 173,249 | 5.4% | **194,686** | **12.4%** | **198,000** | **1.7%** | ***1,842,048*** | ***1,873,403*** |
| Technical Support Services | 42,396 | (1.4%) | **37,407** | **(11.8%)** | **36,600** | **(2.2%)** | ***353,931*** | ***346,296*** |
| Sales orders in hand | 44,257 | 22.3% | **49,240** | **(11.3%)** | **56,100** | **13.9%** | ***465,891*** | ***530,798*** |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| Net sales orders | ¥ 100,643 | 6.3% | ¥ 114,495 | 13.8% | **¥ 115,800** | **1.1%** | ***$ 1,095,657*** |
| Information Technology Services | 77,406 | 6.9% | 94,146 | 21.6% | **96,400** | **2.4%** | ***912,101*** |
| Technical Support Services | 23,237 | 4.3% | 20,349 | (12.4%) | **19,400** | **(4.7%)** | ***183,556*** |
| Sales orders in hand | 44,926 | 21.5% | 61,815 | 37.6% | **64,800** | **4.8%** | ***613,114*** |

### 2. Sales

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| Net sales | ¥ 207,580 | (0.9%) | **¥ 227,110** | 9.4% | **¥ 227,700** | 0.3% | ***$ 2,148,831*** | ***$ 2,154,414*** |
| Information Technology Services | 164,081 | (0.6%) | **186,691** | **13.8%** | **189,200** | **1.3%** | ***1,766,401*** | ***1,790,141*** |
| Technical Consultation & Services | 80,673 | (3.7%) | **85,152** | **5.6%** | **94,900** | **11.4%** | ***805,677*** | ***897,909*** |
| General Products Distribution | 83,408 | 2.5% | **101,539** | **21.7%** | **94,300** | **(7.1%)** | ***960,724*** | ***892,232*** |
| Technical Support Services | 43,499 | (2.1%) | **40,419** | **(7.1%)** | **38,500** | **(4.7%)** | ***382,430*** | ***364,273*** |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| Net sales | ¥ 91,909 | (4.4%) | ¥ 96,937 | 5.5% | **¥ 100,200** | **3.4%** | ***$ 948,056*** |
| Information Technology Services | 69,815 | (5.3%) | 76,575 | 9.7% | **81,000** | **5.8%** | ***766,392*** |
| Technical Consultation & Services | 37,363 | (3.2%) | 37,670 | 0.8% | **41,800** | **11.0%** | ***395,496*** |
| General Products Distribution | 32,452 | (7.7%) | 38,905 | 19.9% | **39,200** | **0.8%** | ***370,896*** |
| Technical Support Services | 22,094 | (1.3%) | 20,362 | (7.8%) | **19,200** | **(5.7%)** | ***181,664*** |

### 3. Non-consolidated statements of income

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | 2005 (Forecast) | **Change** | ***2004 (Result)*** | ***2005 (Forecast)*** |
|---|---|---|---|---|---|---|---|---|
| **Net sales** | ¥ 207,580 | (0.9%) | **¥ 227,110** | 9.4% | **¥ 227,700** | 0.3% | ***$ 2,148,831*** | ***$ 2,154,414*** |
| **Operating income** | 9,959 | 0.6% | **9,069** | **(8.9%)** | **9,700** | **7.0%** | ***85,808*** | ***91,778*** |
| <Operating margin> | 4.8% | 0.1 | **4.0%** | **(0.8)** | **4.3%** | **0.3** | | |
| **Net income** | 4,353 | 1.3% | **6,401** | **47.0%** | **5,000** | **(21.9%)** | ***60,564*** | ***47,308*** |
| <Return on sales> | 2.1% | 0.1 | **2.8%** | **0.7** | **2.2%** | **(0.6)** | | |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | ***2004 (Forecast)*** |
|---|---|---|---|---|---|---|---|
| **Net sales** | ¥ 91,909 | (4.4%) | ¥ 96,937 | 5.5% | **¥ 100,200** | **3.4%** | ***$ 948,056*** |
| **Operating income** | 3,687 | (6.9%) | 3,025 | (17.9%) | **3,100** | **2.5%** | ***29,331*** |
| <Operating margin> | 4.0% | (0.1) | 3.1% | (0.9) | **3.1%** | **0.0** | |
| **Net income** | 1,513 | (8.3%) | 1,200 | (20.7%) | **1,500** | **25.0%** | ***14,192*** |
| <Return on sales> | 1.6% | (0.1) | 1.2% | (0.4) | **1.5%** | **0.3** | |

## 4. Segment information

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Net sales | ¥ 207,580 | (0.9%) | **¥ 227,110** | **9.4%** | **¥ 227,700** | **0.3%** | *$ 2,148,831* | *$ 2,154,414* |
| Information Technology Services | 164,081 | (0.6%) | **186,691** | **13.8%** | **189,200** | **1.3%** | *1,766,401* | *1,790,141* |
| Technical Support Services | 43,499 | (2.1%) | **40,419** | **(7.1%)** | **38,500** | **(4.7%)** | *382,430* | *364,273* |
| Operating costs and expenses | ¥ 197,621 | (1.0%) | **¥ 218,041** | **10.3%** | **¥ 218,000** | **0.0%** | *$ 2,063,023* | *$ 2,062,636* |
| Information Technology Services | 159,568 | (0.7%) | **182,304** | **14.2%** | **183,300** | **0.5%** | *1,724,893* | *1,734,317* |
| Technical Support Services | 38,053 | (2.2%) | **35,737** | **(6.1%)** | **34,700** | **(2.9%)** | *338,130* | *328,319* |
| Operating income | ¥ 9,959 | 0.6% | **¥ 9,069** | **(8.9%)** | **¥ 9,700** | **7.0%** | *$ 85,808* | *$ 91,778* |
| <Operating margin> | 4.8% | 0.1 | **4.0%** | **(0.8)** | **4.3%** | **0.3** | | |
| Information Technology Services | 4,513 | 3.6% | **4,387** | **(2.8%)** | **5,900** | **34.5%** | *41,508* | *55,824* |
| <Operating margin> | 2.8% | 0.2 | **2.3%** | **(0.5)** | **3.1%** | **0.8** | | |
| Technical Support Services | 5,446 | (1.7%) | **4,682** | **(14.0%)** | **3,800** | **(18.9%)** | *44,300* | *35,954* |
| <Operating margin> | 12.5% | 0.0 | **11.6%** | **(0.9)** | **9.9%** | **(1.7)** | | |

| For the six months ended September 30 | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Net sales | ¥ 91,909 | (4.4%) | ¥ 96,937 | 5.5% | **¥ 100,200** | **3.4%** | *$ 948,056* |
| Information Technology Services | 69,815 | (5.3%) | 76,575 | 9.7% | **81,000** | **5.8%** | *766,392* |
| Technical Support Services | 22,094 | (1.3%) | 20,362 | (7.8%) | **19,200** | **(5.7%)** | *181,664* |
| Operating costs and expenses | ¥ 88,222 | (4.3%) | ¥ 93,912 | 6.4% | **¥ 97,100** | **3.4%** | *$ 918,725* |
| Information Technology Services | 69,139 | (4.8%) | 76,108 | 10.1% | **79,800** | **4.9%** | *755,038* |
| Technical Support Services | 19,083 | (2.5%) | 17,804 | (6.7%) | **17,300** | **(2.8%)** | *163,687* |
| Operating income | ¥ 3,687 | (6.9%) | ¥ 3,025 | (17.9%) | **¥ 3,100** | **2.5%** | *$ 29,331* |
| <Operating margin> | 4.0% | (0.1) | 3.1% | (0.9%) | **3.1%** | **0.0** | |
| Information Technology Services | 676 | (41.1%) | 467 | (30.9%) | **1,200** | **156.8%** | *11,354* |
| <Operating margin> | 1.0% | (0.6) | 0.6% | (0.4) | **1.5%** | **0.9** | |
| Technical Support Services | 3,011 | 7.0% | 2,558 | (15.0%) | **1,900** | **(25.7%)** | *17,977* |
| <Operating margin> | 13.6% | 1.0 | 12.6% | (1.0%) | **9.9%** | **(2.7)** | |

## 5. Statements of cash flows

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2002 (Result) | 2003 (Result) | Change | **2004 (Result)** | **Change** | *2004 (Result)* |
|---|---|---|---|---|---|---|
| Cash flows from operating activities | ¥ 11,054 | ¥ 6,642 | ¥( 4,412) | **¥ 9,497** | **¥2,855** | *$ 89,858* |
| Cash flows from investing activities | (957) | (1,798) | (841) | **(1,589)** | **209** | *(15,035)* |
| Free cash flows | 10,097 | 4,844 | (5,253) | **7,908** | **3,064** | *74,823* |
| Cash flows from financing activities | (565) | (850) | (285) | **(571)** | **279** | *(5,403)* |
| Net cash flows | 9,532 | 3,994 | (5,538) | **7,337** | **3,343** | *69,420* |
| Cash and cash equivalents at beginning | 13,700 | 23,232 | 9,532 | **27,226** | **3,994** | *257,602* |
| Cash and cash equivalents at end | 23,232 | 27,226 | 3,994 | **34,563** | **7,337** | *327,022* |

## 6. Investment

**Capital expenditures**

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | Change | **2005 (Forecast)** | Change | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| **Capital expenditures** | ¥ 1,992 | 50.4% | ¥ **1,477** | **(25.9%)** | ¥ **2,300** | 55.8% | *$ 13,974* | *$ 21,761* |
| Property plant and equipment | 693 | 28.6% | **471** | **(32.0%)** | **890** | 89.0% | *4,456* | *8,421* |
| Depreciation expenses | 499 | 26.2% | **491** | **(1.5%)** | **570** | 16.1% | *4,646* | *5,393* |
| Accumulated depreciation / Depreciable assets | 56.6% | - | **59.8%** | - | | | | |
| Software for internal use | 1,007 | 60.7% | **780** | **(22.6%)** | **1,030** | 32.1% | *7,380* | *9,745* |
| Amortization | 770 | (8.7%) | **726** | **(5.7%)** | **670** | (7.7%) | *6,869* | *6,339* |
| Lease contracts | 292 | 84.0% | **226** | **(22.6%)** | **380** | 68.4% | *2,138* | *3,595* |
| Lease payments | 761 | (37.9%) | **642** | **(15.6%)** | **640** | (0.3%) | *6,074* | *6,055* |
| **Total depreciation and amortization** | 1,269 | 2.4% | **1,217** | **(4.1%)** | **1,240** | **1.9%** | *11,515* | *11,732* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| **Capital expenditures** | ¥ 898 | 91.4% | ¥ 925 | 3.0% | ¥ 1,090 | 17.9% | *$ 10,314* |
| Property plant and equipment | 502 | 375.4% | 291 | (42.0%) | **550** | **89.0%** | *5,204* |
| Depreciation expenses | 218 | 17.5% | 229 | 4.8% | **240** | **4.8%** | *2,271* |
| Accumulated depreciation / Depreciable assets | 54.9% | - | 58.3% | - | | | |
| Software for internal use | 332 | 27.5% | 425 | 28.1% | **430** | **1.1%** | *4,069* |
| Amortization | 414 | (1.5%) | 370 | (10.7%) | **320** | **(13.4%)** | *3,028* |
| Lease contracts | 64 | (38.2%) | 209 | 228.0% | **110** | **(47.3%)** | *1,041* |
| Lease payments | 368 | (46.4%) | 335 | (8.8%) | **310** | **(7.6%)** | *2,933* |
| **Total depreciation and amortization** | 632 | 4.4% | 599 | (5.3%) | **560** | **(6.5%)** | *5,299* |

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.
The amounts of payments for Software stated above differ from those in the balance sheets in that Software for resale is excluded from this statement.

Major purposes of capital expenditures are as follows:

(Millions of yen) *(Thousands of US dollars)*

| Years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | Change | **2005 (Forecast)** | Change | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Information infrastructure | ¥ 1,162 | 152.2% | ¥ **666** | **(42.7%)** | ¥ **1,010** | 51.7% | *$ 6,301* | *$ 9,556* |
| Outsourcing business | 368 | 69.7% | **290** | **(21.2%)** | **510** | 75.9% | *2,744* | *4,825* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Information infrastructure | ¥ 502 | 204.3% | ¥ 447 | (10.9%) | ¥ **290** | **(35.1%)** | *$ 2,744* |
| Outsourcing business | 152 | 23.4% | 150 | (1.3%) | **280** | **86.9%** | *2,649* |

**<Research & development cost>**

(Millions of yen) *(Thousands of US dollars)*

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | Change | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| Research & development cost | ¥ 397 | (2.0%) | ¥ **425** | **7.2%** | ¥ **390** | (8.3%) | *$ 4,021* | *$ 3,690* |
| R&D cost / net sales | 0.2% | - | **0.2%** | - | **0.2%** | - | | |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| Research & development cost | ¥ 215 | 8.5% | ¥ 243 | 13.3% | ¥ **220** | **(9.5%)** | *$ 2,082* |
| R&D cost / net sales | 0.2% | - | 0.3% | - | **0.2%** | - | |

**<Educational cost>**

(Millions of yen) (Thousands of US dollars)

| For the years ended March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** | *2004 (Result)* | *2005 (Forecast)* |
|---|---|---|---|---|---|---|---|---|
| **Costs** | ¥ 1,892 | 2.4% | **¥ 1,838** | **2.9%** | **¥ 1,910** | **3.9%** | *$ 17,390* | *$ 18,072* |
| Training & educational expenses | 1,850 | 2.8% | **1,655** | **(10.6%)** | **1,780** | **7.6%** | *15,659* | *16,842* |
| Capital expenditures for educational faculties | 42 | (15.1%) | **183** | **334.2%** | **130** | **(28.9%)** | *1,731* | *1,230* |

| For the six months ended September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** | *2004 (Forecast)* |
|---|---|---|---|---|---|---|---|
| **Costs** | ¥ 1,064 | 8.6% | ¥ 1,083 | 1.8% | **¥ 1,020** | **(5.8%)** | *$ 9,651* |
| Training & educational expenses | 1,046 | 9.8% | 919 | (12.2%) | **930** | **1.2%** | *8,799* |
| Capital expenditures for educational faculties | 18 | (32.0%) | 164 | 811.0% | **90** | **(45.2%)** | *852* |

## 7. Personnel

(Persons)

| At March 31, | 2003 (Result) | Change | **2004 (Result)** | **Change** | **2005 (Forecast)** | **Change** |
|---|---|---|---|---|---|---|
| Number of employees | 4,322 | (33) | **4,380** | **58** | **4,440** | **60** |
| New employees (recent graduates) | 150 | 24 | **152** | **2** | **139** | **(13)** |
| New employees (lateral hires) | 31 | 5 | **48** | **17** | **70** | **22** |

| At September 30, | 2002 (Result) | Change | 2003 (Result) | Change | **2004 (Forecast)** | **Change** |
|---|---|---|---|---|---|---|
| Number of employees | 4,413 | (7) | 4,411 | (2) | **4,470** | **59** |
| New employees (recent graduates) | 150 | 24 | 152 | 2 | **139** | **(13)** |
| New employees (lateral hires) | 23 | 7 | 12 | (11) | **20** | **8** |

For information relating to the Company's environmental accounting, please refer to the Japanese version of this document.

April 28, 2004

To Whom It May Concern:

Reporting Company: Fujitsu Support and Service Inc.
President and CEO: Tatsuhiko Otaki
(Code No 4706 Listed in the First Section of Tokyo Stock Exchange)
Media Contact: Kazuyuki Nishikawa,
Board of director
and General manager of Corporate Planning Office
TEL: 03-5471-4700

## Revision of Consolidated Financial Report for the Fiscal Year Ended March 31, 2004.

There was an error in the materials attached to our Consolidated Financial Report for the fiscal year ended March 31, 2004, as announced on April 27, 2004. We revised it as follows:

RECEIVED
2004 MAY 26 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sections underlined below are revised.

***(9) Income Tax***

The major components of deferred tax assets and liabilities were as follows:

〔previous table, containing error〕

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| At March 31, | 2003 | **2004** | ***2004*** |
| **Deferred tax assets:** | | | |
| Accrued expenses | ¥ 1,355 | ¥ **1,835** | $ ***17,362*** |
| Enterprise tax payable | 210 | **48** | ***454*** |
| Accrued pension and severance costs | 1,900 | **208** | ***1,968*** |
| Devaluation loss on investment securities | 14 | **146** | ***1,381*** |
| Other | 406 | **990** | ***9,367*** |
| Total deferred tax assets | ¥ 3,885 | ¥ **3,227** | $ ***30,532*** |

〔corrected〕

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| At March 31, | 2003 | **2004** | ***2004*** |
| **Deferred tax assets:** | | | |
| Accrued expenses | ¥ 1,355 | ¥ **1,835** | $ ***17,362*** |
| Enterprise tax payable | 210 | **146** | ***1,381*** |
| Accrued pension and severance costs | 1,900 | **208** | ***1,968*** |
| Devaluation loss on investment securities | 14 | **146** | ***1,381*** |
| Other | 406 | **892** | ***8,440*** |
| Total deferred tax assets | ¥ 3,885 | ¥ **3,227** | $ ***30,532*** |

RECEIVED

2004 MAY 26 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Fujitsu Limited**
**Fujitsu Support and Service Inc.**

# Notice Regarding Signing of Exchange Offer Agreement

**Tokyo, May 17, 2004** – Fujitsu Limited ("Fujitsu") and Fujitsu Support and Service Inc. ("Fsas") today announced that, in accordance with decisions taken by their respective boards of directors, they have signed an agreement for an exchange of shares whereby Fsas will become a wholly owned subsidiary of Fujitsu. Pending ratification of the exchange offer agreement at Fsas' Annual Shareholders' Meeting, scheduled to be held June 29, 2004, the exchange of shares is expected to take place on October 1, 2004. In accordance with Section 358 (simple share exchange) of the Commercial Code of Japan, there are no plans to submit the agreement for approval at Fujitsu's Annual Shareholders' Meeting.

## 1. Objectives of Making Fsas a Wholly Owned Subsidiary through Exchange of Shares

Information technology has become commonplace in business activities as well as in society and daily life, and the convenience it provides is rapidly expanding in diverse fields. Along with the increasing sophistication of IT usage, IT is becoming more and more crucial to customers' businesses. Accordingly, customers are increasingly looking for comprehensive solutions spanning the entire IT system lifecycle from partners who can demonstrate a deep understanding of their overall business and operating environment, and with whom they can establish long-term relationships based on trust.

In order to enhance full IT lifecycle support to its customers, Fujitsu has been working to realign its business structure to one that is simple and straightforward from the customer's standpoint. Measures to date have included bringing together its systems engineering and sales organizations to create customer-centric teams and designating systems engineer liaisons for specific customers. Going forward, through actions such as the following, the company intends to further integrate its sales and systems engineering units and reform its business structure – including group companies – to enhance the customer-centric nature of its organization.

(1) Create a simple and straightforward organizational structure from the customer's point of view.
(2) Consolidate the point of contact with the customer.
(3) Clarify functions and responsibilities within the Fujitsu Group.
(4) Unify IT infrastructure and promote information sharing across the group.

The decisions today by the boards of Fujitsu and Fsas to make Fsas a wholly owned subsidiary of Fujitsu represent one step in this process. Through this realignment, Fujitsu will enhance its systems support business and pursue further business expansion leveraging the area of operational services, for which strong growth is expected.

Through consolidation and integration of both companies' resources, Fujitsu will strive to make its systems support and operational services organizational structure easier to understand from the customer's perspective and improve service quality and efficiency. In addition, through the integration and optimal alignment of resources within the group and further strengthening of links between companies, Fujitsu aims to expand its high value-added business covering the operational portion of the IT system lifecycle.

Through the efforts announced today, Fujitsu believes that it will be able to improve the quality of its services, as well as its responsiveness in meeting customers' changing IT needs, which are being impacted by rapid shifts in their businesses.

## 2. Details Regarding Exchange of Shares

### (1) Calendar

| | |
|---|---|
| May 17, 2004 | Ratification of exchange offer agreement by boards of directors<br>Signing of exchange offer agreement |
| May 18, 2004 | Exchange offer notification (Fujitsu) |
| June 29, 2004* | Ratification of exchange offer agreement at Fsas Annual Shareholders' Meeting |
| October 1, 2004* | Date of share transfer |
| Late Nov., 2004* | Issuance of stock certificates |

* Planned

### (2) Share Exchange Ratio

| | Fujitsu Limited (Parent Company) | Fsas (Wholly Owned Subsidiary) |
|---|---|---|
| Share Exchange Ratio | 1 | 2.72 |

Note:

1. Share Allocation Ratio
   An allocation of 2.72 shares of Fujitsu Limited common stock will be issued for 1 share of Fsas common stock. However, Fujitsu's shareholding of 32 million shares of Fsas common stock will not be exchanged.

2. Basis for Determining Share Exchange Ratio
   The share exchange ratio was agreed upon through discussions between Fujitsu and Fsas, based on analyses provided by Nikko Citigroup Limited, the financial advisor for Fujitsu, and KPMG Corporate Finance K.K., the financial advisor for Fsas.

3. Third Parties' Determination Regarding Share Exchange Ratio and the Basis for and Methods of Calculation
   ① Nikko Citigroup calculated the share exchange ratio through consideration of methods such as market price analysis, discounted cash flow analysis, and comparable transaction premiums analysis.
   ② KPMG Corporate Finance K.K. based its calculations on methods including market price analysis and discounted cash flow analysis.

4. Number of New Shares to Be Issued by Fujitsu in Conjunction with Exchange of Shares
   Fujitsu will issue 68,054,400 shares of its common stock.

5. Dividend Calculation Date
   The dividends payable on the new shares to be issued upon the share exchange will be calculated from October 1, 2004.

## 3. Summary Information on Companies Exchanging Shares

(As of March 31, 2004)

| | | | |
|---|---|---|---|
| (1) Trade Name | Fujitsu Limited (company becoming wholly owning parent company) | | Fujitsu Support and Service Inc. (company becoming wholly owned subsidiary) |
| (2) Principal Lines of Business | Development, manufacture, sales and service of products in the fields of Software and Services, Information Processing, Telecommunications Equipment and Electronic Devices | | Planning, design, deployment, construction, operation, and maintenance of information systems |
| (3) Date of Incorporation | June 1935 | | March 1989 |
| (4) Registered Head Office | Kawasaki City, Kanagawa | | Shinagawa-ku, Tokyo |
| (5) Representative | Hiroaki Kurokawa, President | | Tatsuhiko Ohtaki, President |
| (6) Capitalization | 324,624 million yen | | 9,401 million yen |
| (7) Shares Issued | 2,001,962,672 shares | | 57,020,000 shares |
| (8) Shareholders' Equity | 934,603 million yen | | 52,623 million yen |
| (9) Total Assets | 3,022,975 million yen | | 124,264 million yen |
| (10) Fiscal Year-End | March 31 | | March 31 |
| (11) Employees | 34,836 | | 4,380 |
| (12) Major Customers | Governmental entities, telecommunication carriers, manufacturers, distributors, and financial institutions | | Fujitsu Limited, Fujitsu Group companies, financial institutions, governmental entities and municipalities |
| (13) Principal Shareholders and Ownership as of March 31, 2004 | The Master Trust Bank of Japan, Ltd. (Trust Account) 8.00%<br>Japan Trustee Services Bank, Ltd. (Trust Account) 6.68%<br>Fuji Electric Holdings Co., Ltd. 3.90%<br>Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust (for Fuji Electric Systems Co., Ltd.) 3.04%<br>The Chase Manhattan Bank NA London 2.75% | | Fujitsu Limited 56.13%<br>Japan Trustee Services Bank, Ltd. 3.98%<br>Trust & Custody Services Bank, Ltd. 2.54%<br>The Master Trust Bank of Japan, Ltd. 2.33%<br>Fsas Employee Stock Ownership 1.92% |
| (14) Major Banks | Mizuho Corporate Bank, Ltd.<br>Sumitomo Mitsui Banking Corporation<br>The Bank of Tokyo-Mitsubishi, Ltd. | | Mizuho Bank, Ltd. |
| (15) Relationship Between the Parties | Capital | Fujitsu Owns 56.30% of Fsas' outstanding shares, including indirect holdings. | |
| | Personnel | Two of Fujitsu's directors/employees also serve as Fsas directors. | |
| | Business | 31.4% (7.13 billion yen for the year ended March 31, 2004) of Fsas' revenues are generated from business with Fujitsu | |

(billion yen, except for per share data)

| (16) Financial Results for the Three Most Recent Fiscal Years | | | | | | |
|---|---|---|---|---|---|---|
| | Fujitsu Limited | | | Fujitsu Support and Service Inc. | | |
| Fiscal Year Ended | March 2002 | March 2003 | March 2004 | March 2002 | March 2003 | March 2004 |
| Net Sales | 3,034.4 | 2,695.0 | 2,788.5 | 209.5 | 207.5 | 227.1 |
| Operating Income (Loss) | (54.6) | 21.8 | 32.9 | 9.8 | 9.9 | 9.0 |
| Recurring Profit (Loss) | (81.5) | 3.0 | 38.3 | 8.4 | 8.5 | 7.7 |
| Net Income (Loss) | (265.1) | (175.0) | 17.0 | 4.2 | 4.3 | 6.4 |
| Net Income (Loss) per Share [Yen] | (133.74) | (87.48) | 8.49 | 74.11 | 75.12 | 111.11 |
| Annual Dividend per Share [Yen] | 5 | 0 | 3 | 15 | 10 | 10 |
| Shareholders' Equity per Share [Yen] | 479.40 | 385.49 | 467.18 | 778.26 | 828.22 | 939.30 |

## 4. Situation Following Share Exchange

(1) Capitalization
Fujitsu's capitalization will not increase as a result of the share exchange. (Fujitsu's capitalization as of March 31, 2004, was 324,624 million yen.) All net assets acquired through the share exchange will be allocated to capital reserves.

(2) Impact on Financial Results
As Fsas is already a consolidated subsidiary of Fujitsu, the share exchange is not expected to have a substantial immediate effect on consolidated operating results.

**Press Contacts**


Fujitsu Limited
Public & Investor Relations
Tel: +81 (0)3-6252-2175
Inquiries

Fujitsu Support and Service Inc.
Corporate Communications Dept.
Corporate Planning Office
Tel: +81 (0)3-5471-4746
E-mail: fsas-press@ml.fsas.fujitsu.com

To Whom It May Concern: May 17, 2004

| | |
|---|---|
| Reporting Company: | Fujitsu Support and Service Inc. |
| President and CEO: | Tatsuhiko Otaki |
| (Code No 4706 | Listed in the First Section of Tokyo Stock Exchange) |
| Media Contact: | Kazuyuki Nishikawa, Member of the Board and General Manager of Corporate Planning Office |
| TEL: (03) 5471-4700 | |

RECEIVED
2004 MAY 26 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

<u>Notification of Proposed Change in Senior Management</u>

We are pleased to announce that the following nominations were proposed at the meeting of the Board held today, and that voting on these nominations will take place at the 16th Annual Meeting of Shareholders of Fujitsu Support and Service Inc. to be held on June 29, 2004.

In addition, three (3) persons have been selected as officers and will officially be elected at the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders.

1. Nominees for New Members of the Board (whose careers are briefly outlined in the attached sheet)

| | | |
|---|---|---|
| Member of the Board | Junji Maeyama | (Executive Vice President, Fujitsu Limited) |
| Member of the Board | Kenzo Endo | (Group Senior Vice President, Business Group, Fujitsu Support and Service Inc.) |
| Member of the Board | Kenji Ueno | (Group Senior Vice President, Support Administration Group, Fujitsu Support and Service Inc.) |
| Member of the Board | Toshihide Horii | (Group Senior Vice President, Eastern-Japan Regional Group, Fujitsu Support and Service Inc.) |
| Member of the Board | Komei Saito | (Group Senior Vice President, System Support Group, Fujitsu Limited) |
| Member of the Board | Kiyotaka Oguri | (General Manager, Corporate Affairs Division, Fujitsu Support and Service Inc.) |
| Member of the Board | Kazuo Shimauchi | (Group Senior Vice President, Tokyo Regional Group, Fujitsu Support and Service Inc.) |

In addition, Junji Maeyama will officially be elected as President& CEO at the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders.

2. Retiring Members of the Board

| | | |
|---|---|---|
| President& CEO | Tatsuhiko Ohtaki | (Expected to take office as Standing Advisor, Fujitsu Support and Service Inc.) |
| Senior Vice President | Yasuo Ohi | (Expected to take office as Advisor, Fujitsu Support and Service Inc.) |
| Senior Vice President | Tamotsu Hirai | (Expected to take office as Advisor, Fujitsu Support and Service Inc.) |
| Member of the Board | Shohei Matsubara | (Expected to take office as Advisor, Fujitsu Support and Service Inc.) |
| Member of the Board | Kazuo Gejo | (Expected to take office as Standing Corporate Auditor, Fujitsu Support and Service Inc.) |
| Member of the Board | Kenzo Matsumoto | (Expected to take office as Advisor, Fujitsu Support and Service Inc. and concurrently as President and Representative Director, Totalizator Engineering Limited) |

3. Prospective Officers (This matter will be brought before the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders to be held on July 29, 2004)

| | | |
|---|---|---|
| Executive Vice President | Yoshiichi Ueno | (currently Senior Vice President, Fujitsu Support and Service Inc.) |
| Senior Vice President | Tatsuo Urakawa | (currently Member of the Board, Fujitsu Support and Service Inc.) |
| Senior Vice President | Kyoichi Kutsuna | (currently Member of the Board, Fujitsu Support and Service Inc.) |

In addition, Standing Corporate Auditor and Auditor personnel affaires will be separately reported immediately after determining.

(ATTACHMENT)

Brief Outline of Careers of Nominees for New Members of the Board

Junji Maeyama

| | |
|---|---|
| Date of Birth: | July 5, 1943 |
| Education: | Master of Mathematical Engineering from University of Kyoto (March, 1968) |

Professional Experience:

| | |
|---|---|
| Apr.1968 | Joined Fujitsu Limited |
| Jun.1985 | Director, No.8 Software Development Division, Computer Systems Group, Fujitsu Limited |
| Jun.1992 | General Manager, Software Department, Information Systems Group, Fujitsu Limited |
| Dec.1994 | Group Executive Vice President, Global Server Group, Fujitsu Limited |
| Jun.1996 | Member of the Board<br>Group President, Software Group, Fujitsu Limited |
| Apr.2000 | Senior Vice President<br>Member of the Board<br>Group President, Software Group<br>Group President, File System Group, Fujitsu Limited |
| Jun.2002 | Corporate Senior Vice President<br>In charge of Strategy, Platforms Business Group<br>Group President, File System Group, Fujitsu Limited |
| Apr.2003 | Corporate Executive Vice President<br>Group President, Platform Business Group<br>In charge of Strategy, Platforms Business Group<br>Group President, Enterprise Systems Group, Fujitsu Limited |
| Jun.2003 | Member of the Board<br>Corporate Executive Vice President<br>In charge of Manufacturing Innovation<br>Group President, Platform Business Group, Fujitsu Limited |
| Jun.2003 | Member of the Board<br>Corporate Executive Vice President<br>In charge of Manufacturing Innovation<br>Group President, Products Business Operation Group<br>Group President, Ubiquitous Products Business Group, Fujitsu Limited (to present) |

Endo Kenzo

| | |
|---|---|
| Date of Birth: | March 22, 1947 |
| Education: | Graduated from Kitakata Technical High School (March, 1965) |

Professional Experience:

(ATTACHMENT)

| | |
|---|---|
| Apr.1965 | Joined Fujitsu Limited |
| Dec.1992 | Director, Ikebukuro Branch, Tokyo - Western Branch, Eastern – Japan Regional Group, Fujitsu Support and Service Inc. |
| Apr.1999 | General Manager, Sales Division, Tokyo Regional Group, Fujitsu Support and Service Inc. |
| Apr.2002 | Group Senior Vice President, Business Group, Fujitsu Support and Service Inc. (to present) |

Kenji Ueno

| | |
|---|---|
| Date of Birth: | April 29, 1947 |
| Education: | Graduated from Aizu High School (March, 1966) |

Professional Experience:

| | |
|---|---|
| Feb.1970 | Joined Fujitsu Limited |
| Dec.1995 | Director, First Customer Support Department, Customer Services Support Division, Technology Group, Fujitsu Support and Service Inc. |
| Dec.1997 | General Manager, Support Division, Tokyo Regional Group, Fujitsu Support and Service Inc. |
| Apr.2001 | Group Senior Vice President, Customer Relation Group, Fujitsu Support and Service Inc. |
| Nov.2001 | Group Senior Vice President, Support Administration Group, Fujitsu Support and Service Inc. (to present) |

Toshihide Horii

| | |
|---|---|
| Date of Birth: | August 19, 1948 |
| Education: | Graduated from Hakodate Technical High School (March, 1967) |

Professional Experience:

| | |
|---|---|
| Dec.1968 | Joined Fujitsu Limited |
| Dec.1994 | Director, Sapporo Branch, Hokkaido Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. |
| Apr.1998 | General Manager, Operational Promotion Division, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. |
| Apr.2002 | General Manager, Kanetsu Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. |
| Oct.2002 | Group Senior Vice President, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. (to present) |

Komei Saito

| | |
|---|---|
| Date of Birth: | September 18, 1949 |
| Education: | Bachelor's Degree in Economics from Dokkyo University (March, 1972) |

(ATTACHMENT)

Professional Experience:

| | |
|---|---|
| Aug.1973 | Joined Fujitsu Limited |
| Dec.1992 | Director, Business Support Department, Business Management Promotion Division, Sales Promotion Group, Fujitsu Limited |
| Apr.1998 | Director, Administration Department, Central-Japan Regional Sales Group, Fujitsu Limited |
| May, 2000 | General Manager, Business Management Division, System Support Group, Fujitsu Limited |
| Dec.2003 | Group Senior Vice President, System Support Group, Fujitsu Limited. (to present) |

Kiyotaka Oguri

| | |
|---|---|
| Date of Birth: | October 11, 1949 |
| Education: | Bachelor's Degree in Law from Waseda University (March, 1966) |

Professional Experience:

| | |
|---|---|
| Apr.1973 | Joined Fujitsu Limited |
| Dec.1993 | Director, General Affairs Department, Kawasaki Research & Manufacturing Facilities, Fujitsu Limited |
| Jun.1997 | Vice General Manager, Corporate Affairs Division, Fujitsu Limited |
| Jun.1999 | Member of the Board, Fujitsu Fudosan Limited |
| Apr.2000 | General Manager, Corporate Affairs Division, Fujitsu Support and Service Inc. (to present) |

Kazuo Shimauchi

| | |
|---|---|
| Date of Birth: | February 19, 1950 |
| Education: | Graduated from Tsu Technical High School (March, 1968) |

Professional Experience:

| | |
|---|---|
| Apr.1968 | Joined Fujitsu Limited |
| Apr.1996 | Director, Takadanobaba Branch, Tokyo Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. |
| Oct.2000 | General Manager, Western-Tokyo Branch, Eastern-Japan Regional Group, Fujitsu Support and Service Inc. |
| Sep.2002 | Group Senior Vice President, Tokyo Regional Group, Fujitsu Support and Service Inc. (to present) |

RECEIVED
2004 MAY 26 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 22, 2004

Reporting Company: Fujitsu Support and Service Inc.
(Listed in the First Section of the Tokyo Stock Exchange)
(Code No 4706)
President and CEO: Tatsuhiko Otaki
Media Contact: Kazuyuki Nishikawa, Member of the Board of Directors and General Manager of the Corporate Planning Office
TEL: (03) 5471-4700

Parent company: Fujitsu Limited
(Listed in the First Sections of the Tokyo, Osaka and Nagoya Stock Exchanges)
(Code No 6702)
President: Hiroaki Kurokawa

**Transfer of the Substitutional Portion of Employee Pension Plan and Revision to Financial Results Forecast for the Fiscal Year Ended March 31, 2004**

Tokyo, April 22, 2004 -- Fujitsu Support and Service Inc. (the "Company") announced today that it has revised its forecasted non-consolidated and consolidated financial results for the fiscal year ended March 31, 2004. The previous forecast was announced on January 29, 2004. This revision forecast reflects that the Minister of Health, Labor and Welfare has given its approval to an exemption from the Company's obligation to pay benefits for future employee services associated with the substitutional portion of its employee pension plan managed on behalf of the government in a Group contributory defined benefit plan, the "Fujitsu Welfare Pension Fund", in which Fujitsu Support and Service Inc. participates.

1. Approval of the Transfer of Substitutional Portion of Employees' Pension Plan

In response to the enactment of the Contributed Benefit Pension Plan Law, the Fujitsu Welfare Pension Fund had applied for an exemption from the obligation to pay benefits for certain future employee services related to the substitutional portion of the employee pension fund managed on behalf of the government. The Minister of Health, Labor and Welfare approved the exemption on March 23, 2004.

Upon such approval, the Company recognized an extinguishment of the future and past benefit obligations of the substitutional portion as well as the related government-specified portion of its employees' pension plan assets, in accordance with a provisional measure set forth in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits -- Interim Report" (Accounting Committee Report No. 13, issued by the Japanese Institute of Certified Public Accountants).

As a result, the Company plans to recognize a gain of approximately ¥8.1 billion regarding the exemption described above.

## 2. Revised Forecasted Financial Results for the Year Ended March 31, 2004

*(1) Revised Forecast of Consolidated Results*

| | Net Sales | | Ordinary income | | Net income | |
|---|---|---|---|---|---|---|
| | Millions of yen | Thousands of dollars | Millions of yen | Thousands of dollars | Millions of yen | Thousands of dollars |
| Previous forecast (announced on January 29, 2004) ("A") | 232,000 | 2,120,852 | 9,000 | 82,274 | 4,400 | 40,223 |
| Revised forecast ("B") | 240,500 | 2,198,556 | 8,700 | 79,532 | 6,700 | 61,249 |
| Change B-A | 8,500 | 77,704 | (300) | (2,742) | 2,300 | 21,026 |
| Percentage change (from A to B) | 3.7% | 3.7% | (3.3%) | (3.3%) | 52.3% | 52.3% |
| For the year ended March 31, 2003 | 220,695 | 2,017,506 | 9,895 | 90,456 | 5,021 | 45,900 |

Figures are rounded to the nearest unit; dollar amounts are calculated at an exchange rate of $1=¥109.39, and are provided solely for the reader's convenience.

*(2) Revised Forecast of Non-Consolidated Results*

| | Net Sales | | Ordinary income | | Net income | |
|---|---|---|---|---|---|---|
| | Millions of yen | Thousands of dollars | Millions of yen | Thousands of dollars | Millions of yen | Thousands of dollars |
| Previous forecast (announced on January 29, 2004) ("A") | 219,000 | 2,002,011 | 8,000 | 73,133 | 4,100 | 37,481 |
| Revised forecast ("B") | 227,000 | 2,075,144 | 7,700 | 70,390 | 6,400 | 58,506 |
| Change B-A | 8,000 | 73,133 | (300) | (2,742) | 2,300 | 21,026 |
| Percentage change (from A to B) | 3.7% | 3.7% | (3.8%) | (3.8%) | 56.1% | 56.1% |
| For the year ended March 31, 2003 | 207,579 | 1,897,605 | 8,526 | 77,941 | 4,353 | 39,793 |

Figures are rounded to the nearest unit; dollar amounts are calculated at an exchange rate of $1=¥109.39, and are provided solely for the reader's convenience.

### 3. Reasons for Revision of Forecasted Financial Results

We expect net sales will beat previously forecasted sales for the year ended March 31, 2004, due to the favorable outcome of business with central and local governmental bodies, as well as an increase in demand in the financial industry for products and services that work with newly issued bills.

We expect that ordinary income will be almost in keeping with our business plan.

Even though we will recognize an extraordinary loss on business restructuring to strengthen our managerial make-up, we expect net income to exceed the previous forecast due to the recognition of an extraordinary gain on the extinguishment of the substitutional portion of the Company's employees' pension plan. A brief explanation of extraordinary items is stated below.

**<Extraordinary items>**

*(1) Approval of Transfer of the Substitutional Portion of* Employees' Pension Plan

As a result of the approval of an exemption from obligations related to the substitutional portion of the employee retirement fund managed on behalf of the government, such as the future and past benefit obligations of the substitutional portion as well as the related government-specified portion of the employees' pension plan assets, we expect to recognize an extraordinary gain of approximately ¥8.1 billion.

*(2) Business Restructuring Costs*

In the midst of rapid changes in the market environment, such as the development of open systems and a downward price trend for products and services, we have been promoting a "customer-based management" to build deeper relationships with customers. Accordingly, the Company is planning to recognize an extraordinary loss on business restructuring of approximately ¥4.2 billion, in order to build a more proper management structure.

Such restructuring costs are related to (i) the reallocation of human resources and corporate assets, such as a rearrangement and downsizing of developed businesses in order to concentrate management recourses on core businesses, and (ii) a rearrangement of corporate organization and a reconstruction of information technology for the purpose of enhancing project control.

*(3)Devaluation of Investment Securities*

On both a consolidated and non-consolidated basis, we will recognize an extraordinary loss of approximately ¥0.4 billion on the devaluation of investment securities, because the practical value of such securities has fallen far below their acquisition cost, with no fair market value.